    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 2, 1999


                                                      REGISTRATION NO. 333-89493

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                           --------------------------

                       METRO ONE TELECOMMUNICATIONS, INC.

             (Exact name of registrant as specified in its charter)

               OREGON                      93-0995165
    (State or other jurisdiction        (I.R.S. Employer
  of incorporation or organization)   Identification No.)

      11200 MURRAY SCHOLLS PLACE, BEAVERTON, OREGON 97007, (503) 643-9500 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

           TIMOTHY A. TIMMINS, PRESIDENT AND CHIEF EXECUTIVE OFFICER 11200 MURRAY SCHOLLS PLACE, BEAVERTON, OREGON 97007, (503) 643-9500

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

            Neal H. Brockmeyer                                  Cary K. Hyden
            Carol A. Pfaffmann                                  R. Scott Shean
     Heller Ehrman White & McAuliffe                           Latham & Watkins
  601 South Figueroa Street, 40th Floor               650 Town Center Drive, Suite 2000
    Los Angeles, California 90017-5758                   Costa Mesa, California 92626
              (213) 689-0200                                    (714) 540-1235

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this registration statement becomes effective.
                           --------------------------

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE


                                                             PROPOSED MAXIMUM
                                                                 AGGREGATE        PROPOSED MAXIMUM
       TITLE OF EACH CLASS OF             AMOUNT TO BE           OFFERING        AGGREGATE OFFERING        AMOUNT OF
     SECURITIES TO BE REGISTERED           REGISTERED       PRICE PER SHARE(1)        PRICE(1)         REGISTRATION FEE
Common Stock, no par value(2)........       2,377,625             $16.75             $39,825,219          $11,072(3)


(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based upon the closing sale price of the registrant's common stock on October 21, 1999, as reported on the Nasdaq National Market.

(2) Includes 310,125 shares to be issued pursuant to the underwriters' over-allotment option.


(3) Previously paid.

                           --------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED NOVEMBER 2, 1999


THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                2,067,500 SHARES

                                     [LOGO]

                                  COMMON STOCK

                               $       PER SHARE

--------------------------------------------------------------------------------

Metro One Telecommunications, Inc. is offering 2,000,000 shares and the selling shareholders identified in this prospectus are offering 67,500 shares. Metro One will not receive any proceeds from the sale of the shares by the selling shareholders. This is a firm commitment underwriting.


The common stock is listed on the Nasdaq National Market under the symbol "MTON." On November 1, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $15.69 per share.


INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

                                                 PER SHARE      TOTAL
                                                 ---------   -----------
Price to the public............................   $          $
Underwriting discount..........................
Proceeds to Metro One..........................
Proceeds to selling shareholders...............

Metro One has granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 310,125 additional shares from Metro One within 30 days following the date of this prospectus to cover over-allotments.

--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CIBC WORLD MARKETS

                  U.S. BANCORP PIPER JAFFRAY


                                     NEEDHAM & COMPANY, INC.


               The date of this prospectus is             , 1999.

[Inside Front Cover]

The Metro One
National Call Center
Network


IN THE CENTER OF THE PAGE IS A MAP OF THE UNITED STATES WITH CURRENT AND EXPECTED METRO ONE CALL CENTER CITIES INDICATED. EXPECTED CALL CENTER CITIES ARE INDICATED BY A FOOTNOTE IN THE LOWER RIGHT-HAND CORNER OF THE PAGE, WHICH EXPLAINS THAT OPENING IS EXPECTED BY MID-2000. BACKGROUND CONTAINS METRO ONE LOGOS. PICTURES ARE SUPERIMPOSED ON AND AROUND THE MAP AS FOLLOWS:



[PICTURE OF OPERATOR]
[CAPTION] Live friendly operators are available to assist callers throughout each call. Callers simply press the star [Q] key to return to the operator at any time.



[PICTURE OF OPERATIONS CENTER]
[CAPTION] Our network operations center provides 24 hour support for our call center network, ensuring the availability of our services 365 days a year.


[PICTURE OF THE INTERIOR OF A CALL CENTER]
[CAPTION] We provide enhanced directory assistance and information services through our national network of call centers. Strategic locations enable us to deliver our services on both a local and national basis.


[PICTURE OF COMPUTER AND SWITCHING EQUIPMENT]
[CAPTION] Our advanced technology is based on customized software running Sun Microsystems servers and Excel switching equipment.



[PICTURE OF PEOPLE AROUND COMPUTER MONITOR]
[CAPTION] Ongoing operator training in advanced search techniques and etiquette leads to consistent, high quality service.



[PICTURE OF THE INTERIOR OF LAB/EQUIPMENT ROOM]
[CAPTION] Our equipment laboratories enable the development, testing and delivery of our services and features.

                               TABLE OF CONTENTS


                                                                PAGE
                                                              --------
Prospectus Summary..........................................      4
Risk Factors................................................      8
Forward-Looking Statements..................................     16
Common Stock Market Price Data..............................     16
Use of Proceeds.............................................     17
Dividend Policy.............................................     17
Capitalization..............................................     18
Selected Financial Data.....................................     19
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     20
Business....................................................     27
Management..................................................     35
Certain Transactions........................................     38
Principal and Selling Shareholders..........................     39
Underwriting................................................     41
Legal Matters...............................................     44
Experts.....................................................     44
Where You Can Find More Information.........................     44
Index to Financial Statements...............................    F-1


                            ------------------------

In this prospectus, "Metro One," "we," "us" and "our" refer to Metro One Telecommunications, Inc. and the term "common stock" refers to our Common Stock, no par value.

Metro One's principal executive offices are located at 11200 Murray Scholls Place, Beaverton, Oregon 97007. Our telephone number is (503) 643-9500. Our website address is http://www.metro1.com. The information on our website is not incorporated by reference into this prospectus.

Unless otherwise stated, the information contained in this prospectus assumes no exercise of the over-allotment option granted to the underwriters.

The underwriters are offering the shares subject to various conditions and may reject all or part of any order.


"Metro One Telecommunications," "Metro One," "Enhanced Directory Assistance," "StarBack," "AutoBack" and "NumberBack" are registered U.S. trademarks of Metro One. Metro One also has applications pending for U.S. trademark registrations for "MetroDex," "TeleConcierge," "LocationPro," "PagingAssistant" and "MessageBack." Other trademarks used in this prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED IN OTHER PARTS OF THIS PROSPECTUS. BECAUSE IT IS A SUMMARY, IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN THE SHARES. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY.

                                  OUR COMPANY


Metro One is a leading independent developer and provider of enhanced directory assistance and information services for the telecommunications industry. We primarily contract with wireless carriers to provide our services to their subscribers. Our carrier customers include Sprint PCS, AT&T Wireless Services, Pacific Bell Wireless, AirTouch Communications, Nextel Communications and ALLTEL Communications. The volume of requests for enhanced directory assistance and information services that we handled for our carrier customers grew from 42 million requests in 1997 to 93 million requests in the first nine months of 1999.


As a voice telephony portal, that is, an access point to useful information through a telephone conversation with a live operator, we offer convenient and practical enhanced directory assistance and information services. We have situated our live operators within a network of 22 call centers strategically located throughout the United States. We added significantly to this network in 1999 and expect to add three new call centers by the end of 1999 and at least three new call centers during 2000. We provide information beyond basic telephone listings, such as local events information, movie listings, restaurant reservations and other useful information. We deliver our services using an array of connectivity features, including call completion and our patented StarBack feature, which allows callers to return to a live operator by pressing the star [Q] key on their telephone.

We plan to continue to add new services, content and connectivity features that we can deliver through our call center network and the voice telephony portal we have created. We also intend to develop additional versions of our services for delivery through other portals in private networks as well as public ones, such as the Internet. We are developing new features such as MetroDex, which allows callers to use their telephone or the Internet to access their personal or corporate contacts databases, and LocationPro, which provides location-based services, including turn-by-turn driving directions. We also are developing web-based versions of some of our services, such as TeleConcierge, in which callers can check the status of their restaurant reservations over the telephone or the Internet. In developing these services and features, we have an active program of seeking U.S. patents or other protection for the underlying technology and methods of use.

The telecommunications industry is experiencing unprecedented change and strong growth. Two rapidly growing segments of the industry are the wireless market and the competitive local exchange market. According to the International Telecommunication Union, an international telecommunications industry group, the worldwide wireless industry generated $154 billion in revenue in 1998 and is projected to grow to $315 billion in revenue in 2002. The competitive local exchange industry generated $6.6 billion in revenue in 1998 and is projected to grow to $26.1 billion in revenue in 2001, according to the Yankee Group, a telecommunications market research firm. To date, we have focused primarily on the domestic wireless directory assistance market because of the rapid growth in the wireless telecommunications market and our belief that our services are especially attractive to wireless telephone users. We are also marketing to landline carriers, particularly competitive local exchange carriers, as we believe increasing competition will result in the need for carriers to differentiate their product offerings and to outsource activities such as directory assistance.

Our services offer carriers the opportunity to differentiate themselves in a highly competitive marketplace by providing high quality, value-added services to their subscribers. We believe that our services can increase carriers' revenues by increasing subscriber satisfaction, the number of calls made and, in the case of wireless and long distance carriers, the amount of billable airtime. Further, our national call center network and integrated search engine and database systems allow carriers operating in multiple markets to offer consistent enhanced directory assistance and other information services on a nationwide basis. This consistency permits greater system-wide marketing and brand identification for the carriers.


Under our contracts, carriers agree to route some or all of their directory assistance and/or alphanumeric messaging calls to us. We are also able to offer our services to multiple carriers within the same market. When a carrier's subscribers dial a typical directory assistance number, such as "411," "555-1212" or "00," the calls are answered by our operators identifying the service by that carrier's brand name, such as "AT&T Connect," "AirTouch 411 Connect" or "Sprint PCS Directory Assistance." Each carrier establishes its own fee structure for its subscribers. Metro One charges carriers directly on a charge per call basis and bears no subscriber collection risk.


OUR BUSINESS STRATEGY

Metro One's business strategy includes the following key elements:

  - Build on our current carrier relationships, while seeking new domestic and international customers, including landline carriers and other corporate customers;

  - Develop and offer additional value-added services and features;

  - Expand our national call center network and its capabilities, while adding greater bandwidth, storage capacity, speed and efficiency to our systems;

  - Enhance the quantity and quality of our current content databases; and

  - Leverage our voice telephony portal by delivering greater volumes of existing and new services through our call center network as well as through other portals.

RECENT DEVELOPMENTS

On October 21, 1999, we announced that we entered into a multi-year contract with ALLTEL Communications, Inc. to provide our enhanced directory assistance services to substantially all of its wireless subscribers. Previously, we had provided service to a limited number of ALLTEL subscribers. We intend to service the additional subscribers primarily through our existing call center network.

                                  THE OFFERING


Common stock offered by Metro One...........................  2,000,000 shares

Common stock offered by the selling shareholders............  67,500 shares

Common stock to be outstanding after this offering..........  13,409,877 shares

Use of proceeds.............................................  To develop or acquire technologies, features and content complementary
                                                              to our business and to expand our
                                                              call center and network capacity to
                                                              serve existing and potential
                                                              customers; to reduce certain
                                                              outstanding indebtedness; and for
                                                              general corporate purposes,
                                                              including possible acquisitions and
                                                              other corporate development
                                                              activities, and working capital. See
                                                              "Use of Proceeds."

Nasdaq National Market symbol...............................  MTON


---------------------


The number of shares to be outstanding after this offering is based on the number of shares outstanding as of September 30, 1999, and excludes:



  - 1,539,000 shares of common stock issuable on exercise of options outstanding under our Stock Incentive Plan;



  - 405,000 shares of common stock reserved for future issuance under our Stock Incentive Plan; and


  - 150,000 shares of common stock reserved for future issuance under our 1999 Employee Stock Purchase Plan.

                             SUMMARY FINANCIAL DATA
       (In thousands, except per share, call center and call volume data)

                                                                                        NINE MONTHS ENDED
                                                        YEARS ENDED DECEMBER 31,          SEPTEMBER 30,
                                                     ------------------------------   ----------------------
                                                       1996       1997       1998        1998         1999
                                                     --------   --------   --------   -----------   --------
                                                                                      (unaudited)
STATEMENT OF OPERATIONS DATA:
  Revenues.........................................  $17,834    $26,090    $45,139      $31,280     $52,113
                                                     -------    -------    -------      -------     -------
  Direct operating costs...........................    8,334     13,017     23,107       16,104      30,481
  General and administrative costs.................    7,615     11,702     18,334       13,099      19,795
                                                     -------    -------    -------      -------     -------
  Income from operations...........................    1,885      1,371      3,698        2,077       1,837
                                                     -------    -------    -------      -------     -------
  Net income.......................................  $ 1,166    $ 1,432    $ 3,603      $ 2,026     $ 1,464
                                                     =======    =======    =======      =======     =======
  Basic earnings per share(1)......................  $  0.13    $  0.13    $  0.33      $  0.18     $  0.13
                                                     =======    =======    =======      =======     =======
  Diluted earnings per share(1)....................  $  0.12    $  0.13    $  0.32      $  0.18     $  0.12
                                                     =======    =======    =======      =======     =======


                                                                AT SEPTEMBER 30, 1999
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(2)
                                                              --------   --------------
BALANCE SHEET DATA:
  Cash, cash equivalents and short-term investments.........  $ 3,891      $   25,737
  Working capital...........................................    3,502          27,491
  Total assets..............................................   48,100          69,946
  Long-term obligations.....................................    6,480           1,409
  Shareholders' equity......................................   31,499          60,559



                                                                                NINE MONTHS ENDED
                                             YEARS ENDED DECEMBER 31,             SEPTEMBER 30,
                                       ------------------------------------   ---------------------
                                          1996         1997         1998         1998       1999
                                       ----------   ----------   ----------   ---------- ----------
OTHER DATA (unaudited)(3):
  EBITDA(4)..........................  $    3,207   $    3,634   $    7,472   $    4,783 $    6,130
  Cash flow from operating
    activities(3)....................  $    2,912   $    3,293   $    6,546   $    5,265 $    5,983
  New call centers opened during
    period...........................           1            4            2            1          4
  Call centers in operation at end of
    period...........................          12           16           18           17         22
  Call volume........................  30 million   42 million   71 million   49 million  93 million


---------------------------
(1) See Note 9 of the Notes to Financial Statements included elsewhere in this prospectus for information about how we calculated basic and diluted earnings per share.


(2) The "as adjusted" column reflects the application of the proceeds from the sale of 2,000,000 shares of common stock offered by Metro One in this offering, at an assumed public offering price of $15.69 per share, and the use of net proceeds as described under "Use of Proceeds."



(3) Cash flow from operating activities for the years ended December 31, 1996, 1997 and 1998 and for the nine months ended September 30, 1999 are audited.


(4) "EBITDA" is defined as income from operations plus depreciation and amortization expense. EBITDA should not be construed as a substitute for operating income or a better measure of liquidity than cash flow from operating activities, which is determined in accordance with generally accepted accounting principles. EBITDA is not necessarily a measure of our ability to fund our cash needs and is not necessarily comparable to similarly titled measures of other companies.

                                  RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND UNCERTAINTIES BEFORE YOU INVEST IN OUR COMMON STOCK. INVESTING IN OUR COMMON STOCK INVOLVES RISK. IF ANY OF THE FOLLOWING RISKS OR UNCERTAINTIES ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED. THE FOLLOWING RISKS AND UNCERTAINTIES ARE NOT THE ONLY ONES FACING US. ADDITIONAL RISKS AND UNCERTAINTIES OF WHICH WE ARE UNAWARE OR WHICH WE CURRENTLY BELIEVE ARE IMMATERIAL COULD ALSO MATERIALLY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS. IN ANY CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT. SEE ALSO "FORWARD-LOOKING STATEMENTS."

OUR QUARTERLY AND ANNUAL OPERATING RESULTS FREQUENTLY VARY SIGNIFICANTLY DUE IN PART TO FACTORS OUTSIDE OUR CONTROL.

In the future, as in the past, our quarterly and annual operating results may vary significantly as a result of a number of factors. We cannot control many of these factors, which include, among others:

  - Changes in the telecommunications market, including the addition or withdrawal of carriers from the market, changes in technology and increased competition from existing and new competitors;

  - The timing of the commencement of our services under new or existing contracts with our carrier customers, which depend in part on the customers' ability to adapt their networks to allow them to transfer calls to us and bill for call completion;

  - The timing and expense of our call center network expansion, including increased staffing and infrastructure expenses related to anticipated new call volume;

  - The addition or expiration of contracts with carrier customers;

  - Changes in our or our competitors', customers' or suppliers' pricing policies;

  - Lengthy sales cycles for new and extended contracts;

  - Lack of market acceptance or delays or increased development costs related to the introduction of our services or features; and

  - General economic conditions.

For these reasons, you should not rely on period-to-period comparisons of our financial results as an indication of any future results. Our future operating results could fall below the expectations of securities industry analysts or investors. Any such shortfall could result in a decline in the market price of our common stock. Fluctuations in our operating results will likely increase the volatility of our common stock price.

THE RAPIDLY CHANGING TELECOMMUNICATIONS MARKET COULD UNFAVORABLY AFFECT US.

The telecommunications market is subject to rapid change and uncertainty that may result in competitive situations which could unfavorably affect us. These changes and uncertainties are due to, among other factors:

  - Mergers, acquisitions and alliances among carriers and among our competitors, which can result in fewer carriers in the marketplace, lost carrier customers, increased negotiating leverage for newly affiliated carriers and more effective competitors;

  - Changes in the regulatory environment, which may affect us directly, by affecting our ability to access and update listings data at a reasonable cost, or indirectly, by restricting our carrier customers' ability to operate or provide a competitive service;

  - Increasing availability of alternative methods for delivery of directory assistance and other information services, including the Internet; and

  - Evolving industry standards, including frequent technological changes and new product introductions.

WE HAVE A LIMITED NUMBER OF CONTRACTS WITH A SMALL NUMBER OF CARRIER CUSTOMERS. IF WE FAIL TO EXTEND OR REPLACE THESE CONTRACTS, OR IF THESE CONTRACTS ARE TERMINATED PRIOR TO THEIR EXPIRATION, OUR BUSINESS COULD BE ADVERSELY AFFECTED.

A limited number of customers account for substantially all our revenues. For example, our top five customers accounted for approximately 97% of our revenues in 1998 and approximately 98% of our revenues in the first nine months of 1999. Of our two largest customers, Sprint PCS accounted for approximately 38% of our revenues in 1998 and approximately 42% of our revenues for the first nine months of 1999, and AT&T Wireless Services accounted for approximately 17% of our revenues in 1998 and approximately 30% of our revenues for the first nine months of 1999. The parent of Sprint PCS has entered into an agreement to be merged into MCI WorldCom, Inc. Our business would be adversely affected by the loss of either Sprint PCS or AT&T Wireless Services and could be adversely affected by the loss of any other significant customer.

Of our contracts with significant customers, two expire in 2000, one expires in 2001 and the remainder, including Sprint PCS and AT&T Wireless Services, expire in 2002 and beyond. Our contracts contain performance and other standards and may be terminated prior to their scheduled expiration dates in specified circumstances. In addition, Sprint PCS may, on payment of a termination fee, accelerate the termination date of its contract to as early as March 31, 2000, for any or no reason, by notifying us before March 31, 2000.

If we fail to extend or replace our contracts, or our contracts are terminated prior to their expiration, our business could be adversely affected. Although we seek to increase the number of our customers, and maintain good relationships with our existing customers, a small number of companies dominate the telecommunications market. This limits the potential customer base and our expansion opportunities.

WE HAVE A LONG SALES CYCLE WHICH MAY CAUSE DELAYS THAT ADVERSELY AFFECT OUR REVENUE GROWTH AND OPERATING RESULTS.

A customer's decision to contract for our directory assistance and information services involves a significant commitment of technical and other resources. As a result, we have a long sales cycle for both new and extended contracts, particularly with larger customers. The selling process involves demonstrating to the customer the value-added benefits of outsourcing their directory assistance and using our services rather than those of our competitors. Any delays due to lengthy sales cycles could significantly affect our revenue growth and operating results.

OUR OPERATING RESULTS ARE SIGNIFICANTLY AFFECTED BY OUR ABILITY TO ACCURATELY ESTIMATE THE AMOUNT AND TIMING OF CALL VOLUME. THE ACTUAL AMOUNT AND TIMING OF CALL VOLUME IS OFTEN SUBJECT TO FACTORS OUTSIDE OF OUR CONTROL.

Our operating results are significantly affected by costs incurred for staffing and expanding infrastructure. We incur significant staffing and general and administrative costs in anticipation of call volume under our customer contracts. If such call volume does not arrive as scheduled or in the amount anticipated, or at all, our operating results can be adversely affected. For example, during the second and third quarters of 1999, we expanded our call center operations in anticipation of rolling out service in new markets for several customers. However, due to several factors beyond our control, in some instances the carriers were unable to deliver the anticipated volume of calls as scheduled. This contributed to an increase in our operating expenses for those periods without a corresponding increase in revenues from the anticipated call volume.

WE FACE SUBSTANTIAL COMPETITION FROM A NUMBER OF OTHER COMPANIES.

Many of our competitors in the directory assistance market, including the regional Bell operating companies, have far greater resources and better name recognition. The regional Bell operating companies and GTE Corporation also have the advantageous position of being the local telephone carrier in their area of operation. Some of these companies, including a former enhanced directory assistance customer, Ameritech Cellular, are or may be developing their own versions of expanded directory assistance services. We also face competition from a number of other independent directory assistance providers. If we are unable to compete successfully, it could have an adverse effect on our business, financial condition and results of operations. Our ability to compete successfully depends, in part, on our ability to anticipate and appropriately respond to many factors, including the introduction of new services and products by our competitors, changes in subscriber preferences, changes in economic conditions and discount pricing strategies by our competitors.

OUR INABILITY TO ACHIEVE DESIRED PRICING LEVELS COULD ADVERSELY AFFECT OUR PROFITABILITY AND OPERATIONS.


We are subject to competitive pressures with respect to pricing, which could adversely affect our profitability and operations. The prices that we can charge our carrier customers are subject to the terms of our contracts, the changing telecommunications market, the relative leverage of the negotiating parties and the overall competitive landscape. We currently charge our carriers on a per call basis, with prices varying in some cases based on call volume. Our long-term strategy is based in part on reducing the price we charge our customers. Generally, our pricing levels have declined and, in the future, will likely continue to decline as call volume increases. Substantially reduced pricing without a corresponding increase in volume could adversely affect our ability to operate profitably.


WE ARE DEPENDENT ON THE WIRELESS TELECOMMUNICATIONS INDUSTRY, AND A DECREASE IN WIRELESS USAGE BY SUBSCRIBERS COULD HAVE AN ADVERSE IMPACT ON OUR RESULTS OF OPERATIONS.

Almost all of our business comes from providing enhanced directory assistance and information services to our wireless customers' subscribers. A decrease in wireless usage by subscribers could have an adverse effect on our results of operations. Wireless usage by subscribers appears to be affected by a number of factors, including pricing, safety concerns, reliability and availability of the wireless network, government regulation and reliability and availability of alternative technologies.

HEALTH CONCERNS RELATING TO THE USE OF WIRELESS TELEPHONES MAY REDUCE THE USE OF SUCH TELEPHONES AND HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

Media reports have suggested that certain radio frequency emissions from wireless telephones may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Concerns over radio frequency emission may have the effect of discouraging the use of wireless telephones. Any decrease in the use of wireless telephones could result in a decrease in our call volume and, thus, have an adverse effect on our business.

WE NEED TO EXPAND CALL VOLUME AND INCREASE EFFICIENCIES IN ORDER TO BE
SUCCESSFUL.

In order to successfully execute our business strategies, we need to increase the volume of calls made to our call center network, while realizing the benefits of operating leverage (that is, revenues growing at a faster rate than operating expenses). We intend to increase call volume by seeking additional customers, including landline carrier customers, as well as seeking additional business from our existing customers, in the areas served by our call center network. We have limited experience in the landline market, which is dominated by the regional Bell operating companies and GTE Corporation. If we are unable to expand our wireless business or attract significant landline business, on a cost effective basis or at all, we may be unable to increase profitability or sustain past growth rates.

IF WE ARE UNABLE TO ANTICIPATE CHANGES IN TECHNOLOGY AND INDUSTRY STANDARDS AND TO DEVELOP NEW SERVICES AND FEATURES, WE MAY NOT SUCCEED.

Our success depends, in part, on our ability to anticipate changes in technology and industry standards and to develop and introduce new services and features that are accepted by the marketplace and cost effective for us to provide as a part of our overall service offerings. The development of new services and features can be very expensive. Further, given the rapid technological changes, frequent introduction of new products, services and features, and changing consumer demands that characterize our industry, it can be difficult to correctly anticipate future changes in technology and industry standards. If we fail to develop new services and features, encounter difficulties that delay the introduction of such services and features, or incorrectly anticipate future changes and develop services and features that are not accepted by the marketplace or are not cost effective for us to provide as a part of our overall service offerings, we may not succeed at our business.

ALTERNATIVE METHODS FOR DELIVERY OF DIRECTORY ASSISTANCE AND INFORMATION SERVICES COULD REDUCE THE DEMAND FOR OUR SERVICES.

Our business comes primarily from providing enhanced directory assistance and information services to telephone users. However, information can be transmitted in other ways, including more intelligent communications devices and other technologies and protocols, and over the Internet. For example, as the Internet continues to develop and becomes easier to use and access, technologies may be developed that decrease or eliminate the demand for telephone-based or voice-based directory or information services. Widespread acceptance of existing and developing technologies and protocols, such as voice recognition and wireless application protocol, could adversely affect our business. Our call volume could decline dramatically if telephone users change their usage habits and rely on the Internet or other alternatives as their primary source for information.

SYSTEMS FAILURES, DELAYS AND OTHER PROBLEMS COULD HARM OUR REPUTATION AND BUSINESS, CAUSE US TO LOSE CUSTOMERS AND EXPOSE US TO CUSTOMER LIABILITY.

Our success also depends on our ability to provide reliable services. Our operations could be interrupted by any damage to or failure of our network, our connections to third parties, our computer hardware or software or our customers' or suppliers' computer hardware or software. Any such damage or failure could disrupt the operations of our network and the provision of our services and result in the loss of current and potential customers. In addition, as call volume increases, we will need to expand and upgrade our technology and network hardware and software in order to provide services. Capacity limits on our technology and network hardware and software may make it difficult for us to expand and upgrade our systems in a timely and economical manner.

IF WE ARE UNABLE TO OBTAIN OR ADEQUATELY UPDATE DIRECTORY OR INFORMATION CONTENT AT AN ECONOMICAL COST, WE MAY BE UNABLE TO PROVIDE CURRENT LEVELS OF SERVICE OR IMPROVE OUR SERVICE.

Our operations depend on our access to the names, telephone numbers and other information that we supply directly to callers or we use in providing our services. The availability, cost, quality and usefulness of such data varies widely across geographic regions. If we are unable to obtain or update directory or information content at an economical cost, we may be unable to provide current levels of service, improve our enhanced directory assistance service or provide new services and features. Ultimately, the satisfaction of our carrier customers, and our ability to renew and extend our current customer contracts and enter into new customer contracts, depends on the quality of services we provide to the carrier's subscribers. The quality of our services is directly related to the quality of our listings data and other information content.

AS WE RELY ON A LIMITED NUMBER OF SUPPLIERS, AN ABRUPT LOSS OF ANY KEY SUPPLIER COULD ADVERSELY AFFECT OUR BUSINESS OPERATIONS OR DELAY OUR DEVELOPMENT EFFORTS.

We rely on some key suppliers to provide us with programming and engineering services and to license us their technology. An abrupt loss of any current key supplier could cause a disruption in our operations or a delay in our development efforts, including our planned expansion of our call center network, and could adversely affect our business operations.

IF WE ARE UNABLE TO CONTINUE TO ATTRACT AND RETAIN QUALIFIED SENIOR MANAGEMENT, TECHNICAL PERSONNEL AND CALL CENTER OPERATORS, OR OUR CALL CENTER STAFF IS UNIONIZED, OUR OPERATIONS COULD BE ADVERSELY AFFECTED.


Our success depends to a significant extent on the efforts and abilities of our senior management, technical personnel and call center operators. The loss of the services of our senior management and technical personnel could have a material adverse effect on our business and our ability to meet our strategic objectives. We also depend on the continued service of our call center operators, who we hire from the available labor pool. As we continue to expand our call center network, the ability to attract and retain qualified senior management, technical personnel, operators and other skilled employees is extremely important to the operation of our business. If we are unable to attract and retain qualified individuals, or we are required to pay significantly higher wages and other benefits to such individuals, or if our call center staff is unionized, it could adversely affect our business operations. We find it more difficult to recruit and retain qualified individuals during periods of low unemployment. We may be subject to increasing pressure to offer higher wages and other benefits. In our call center hiring, we may also feel the effects of the telecommunications industry in general, which has widespread union membership among its operators and other workers.


IF WE ARE UNABLE TO USE AND PROTECT OUR INTELLECTUAL PROPERTY, WE MAY BE UNABLE TO PROVIDE SOME OF OUR ENHANCED DIRECTORY ASSISTANCE AND INFORMATION SERVICES OR PROFITABLY OPERATE OUR BUSINESS.

We regard aspects of our enhanced directory assistance and information services and their features and processes to be proprietary. If we are unable to use and protect our intellectual property, we may be unable to provide some of our enhanced directory assistance and information services or profitably operate our business. To a limited extent, we rely on a combination of trade secret, patent and other intellectual property law, nondisclosure agreements and other protective measures to protect our intellectual property. However, these measures may be difficult and costly to meaningfully enforce. Further, while we are not aware of any pending or threatened claims that we are infringing on the intellectual property rights of others, such claims could have a material adverse effect on our business. If any infringement claim is asserted against us, we may seek to obtain a license of the other party's intellectual property rights. However, the other party may refuse to grant a license or require terms that we would find to be unreasonable. In addition, attempts to enforce our intellectual property rights may bring into question the validity of these rights. Litigation with respect to patents or other intellectual property rights can result in substantial costs and diversion of management and other resources. See "Business--Intellectual Property."

FUTURE ACQUISITIONS MAY STRAIN OUR OPERATIONS.

We intend to evaluate, and in the future may pursue, acquisition opportunities that are consistent with our business strategy. If we fail to adequately address the financial and operational risks associated with such acquisitions, future acquisitions may adversely harm our business.

These risks can include, among other things:

  - Difficulties in assimilating the operations, technology, information systems and personnel of the acquired company, including the inability to maintain uniform standards, controls and policies, and the loss of key employees of the acquired company;

  - Diversion of management's attention from other business concerns;

  - Impairment of relationships with licensors, customers and suppliers;

  - Difficulties in entering into markets in which we have no direct prior experience;

  - Use of cash resources, potentially dilutive issuances of equity securities and incurrence of additional debt and contingent liabilities; and

  - Significant write-offs and amortization expenses related to goodwill and other intangible assets.

IF WE EXPAND OUR BUSINESS INTO INTERNATIONAL MARKETS, WE WILL ENCOUNTER RISKS WHICH COULD ADVERSELY AFFECT US.

We currently operate only in the United States; however, an element of our business strategy is to continue to explore international business opportunities. If we expand into one or more international markets, we will encounter significant risks and uncertainties. These risks and uncertainties include increased operational difficulties arising from, among other things:

  - Our ability to attract sufficient business or locate a suitable partner or joint venture candidate to enable us to overcome logistical and economic barriers to entry;

  - Our ability and cost to gather sufficient information content and listings data, properly modify our services and features to meet applicable standards, and hire and train personnel;

  - Fluctuations in foreign currency exchange rates; and

  - Political, regulatory and economic developments and cultural differences.

REGULATIONS AFFECTING OUR CUSTOMERS AND SUPPLIERS AND FUTURE REGULATIONS TO WHICH WE MAY BE SUBJECT MAY ADVERSELY AFFECT OUR BUSINESS.

Although we are not directly subject to telecommunications industry regulation, the business of our customers and certain suppliers is subject to regulation that indirectly affects our business. We cannot predict when, or upon what terms and conditions, further regulation or deregulation might occur or the effect of regulation or deregulation on our business.

WE WILL HAVE BROAD DISCRETION IN USING THE PROCEEDS OF THIS OFFERING, AND WE CANNOT GUARANTEE THAT OUR USE OF THE PROCEEDS WILL ENHANCE THE VALUE OF YOUR INVESTMENT.

Our management will have broad discretion over the allocation of the net proceeds from the offering, as well as over the timing of their expenditure. As a result, you will be relying on our management's judgment with only limited information about its specific intentions for the use of proceeds. The failure of our management to apply the net proceeds effectively could adversely affect our future prospects.

RESTRICTIONS AND COVENANTS IN OUR LOAN AGREEMENTS MAY LIMIT OUR ABILITY TO CONDUCT OUR BUSINESS AND COULD PREVENT US FROM OBTAINING FUNDS WHEN WE NEED THEM IN THE FUTURE.


Our loan agreements contain a number of significant limitations that may restrict our ability to, among other things, conduct our business and borrow additional money, pay dividends or make other distributions to our shareholders, make investments, create liens on or sell our assets, enter into transactions with affiliates and engage in mergers or consolidations.

These restrictions may limit our ability to obtain future financing, fund needed capital expenditures or withstand a future downturn in our business or the economy. If we violate the restrictions of our loan agreements, our lenders may require us to repay our outstanding indebtedness immediately, which may significantly impair our business. As of September 30, 1999, we did not meet one of the financial ratio requirements under our loan agreement with a commercial bank. Although this requirement was waived with respect to the third quarter of 1999, we may be required to meet the requirements of this agreement in the future.

WE MAY NEED ADDITIONAL CAPITAL IN THE FUTURE, AND IT MAY NOT BE AVAILABLE ON ACCEPTABLE TERMS.

We may require more capital in the future to fund our operations, finance investments in equipment and infrastructure needed to maintain and expand our call center and network capabilities, enhance and expand the range of services and features we offer, and respond to competitive pressures and potential opportunities, such as investments, acquisitions and international expansion. We cannot be certain that additional financing will be available on terms favorable to us or at all. The terms of available financing may place limits on our financial and operating flexibility. If adequate funds are not available on acceptable terms, we may be forced to reduce our operations or abandon expansion opportunities. Moreover, even if we are able to continue our operations, the failure to obtain additional financing could reduce our competitiveness as our competitors may provide better maintained networks or offer an expanded range of services.

OUR STOCK PRICE IS VOLATILE.

The market price of our stock has experienced and is likely to experience significant fluctuations in response to a number of factors. These factors include, among others:

  - Announcements of extensions, expirations or changes in our contracts and the opening of new call centers to support such activity;

  - Announcements relating to material events concerning our customers;

  - Actual or anticipated variations in our results of operations;

  - Changes in financial estimates by securities analysts;

  - Obsolescence of technologies that we or our customers use;

  - Introductions of new technologies;

  - General market conditions; and

  - The increase in the number of publicly traded shares that will result from this offering.


From January 1, 1999 through November 1, 1999, our stock price fluctuated from $11.50 per share to $20.00 per share and has on several days fluctuated more than 10%. Similar market fluctuations have affected the market prices of equity securities of many telecommunications companies and other public companies generally. These trading prices and valuations may change significantly. In addition, broad market factors affecting telecommunications or technology stocks may adversely affect the market price of our common stock. Our stock price may also be adversely affected by general economic, political and market conditions, including interest rate changes and recession.


OREGON LAW AND PROVISIONS OF OUR CHARTER COULD MAKE THE ACQUISITION OF OUR COMPANY MORE DIFFICULT.


We are authorized to issue up to 10,000,000 shares of preferred stock, and the board of directors has the authority to fix the preferences, limitations and relative rights of those shares without any vote or action by the shareholders. The potential issuance of preferred stock may delay or prevent a change in control of our company, may discourage bids for the common stock at a premium over the market price and may adversely affect the market price of, and the voting and other rights of the holders of, our common stock. In addition, provisions under Oregon law limit the ability of parties who acquire a significant amount of voting stock to exercise control over our company. These provisions may have the effect of lengthening the time required for a person to acquire control of our company through a proxy contest or the election of a majority of the board of directors and may deter efforts to obtain control of our company.


THE YEAR 2000 ISSUE COULD DISRUPT OUR BUSINESS.

The year 2000 issue results from an inability of certain computer systems to accurately recognize dates in and after the year 2000. The year 2000 issue could disrupt our business if we fail to achieve year 2000 readiness or our suppliers or carrier customers fail to achieve year 2000 readiness. Any material business disruption could have an adverse effect on our financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Readiness Disclosure."

                           FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus, and in the documents incorporated in this prospectus by reference, that relate to our plans, objectives, expectations, intentions and assumptions, and other statements that are not statements of historical fact, are forward-looking statements within the meaning of the federal securities laws. These statements may be found under the headings "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," among others. Forward-looking statements may, but do not necessarily, include words such as "anticipate," "believe," "plan," "expect," "future," "intend," "may," "will," "should," "estimate," "predict," "potential," "continue" and similar expressions. Forward-looking statements are not guarantees and involve known and unknown risks and uncertainties, any of which could cause actual results to vary materially from anticipated results. Metro One's future operations, financial performance, business and share price may be affected by a number of factors, including the factors listed in "Risk Factors." You should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. Metro One has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                         COMMON STOCK MARKET PRICE DATA

Metro One's common stock is traded on the Nasdaq National Market under the symbol "MTON." The following table shows, for the periods indicated, the high and low sale prices per share of our common stock as reported on the Nasdaq National Market.


                                                                               HIGH        LOW
                                                                             ---------  ---------
1997
First Quarter..............................................................  $    9.75  $    5.63
Second Quarter.............................................................       8.25       5.25
Third Quarter..............................................................       9.50       6.50
Fourth Quarter.............................................................      11.00       7.00

1998
First Quarter..............................................................  $   12.00  $    7.75
Second Quarter.............................................................      13.94       7.00
Third Quarter..............................................................       8.63       4.75
Fourth Quarter.............................................................      13.63       6.13

1999
First Quarter..............................................................  $   19.44  $   11.50
Second Quarter.............................................................      17.63      12.13
Third Quarter..............................................................      20.00      12.00
Fourth Quarter (through November 1, 1999)..................................      19.25      14.63



The last reported sale price of our common stock on the Nasdaq National Market on November 1, 1999 was $15.69 per share. The approximate number of our shareholders of record as of October 14, 1999 was 202.

                                USE OF PROCEEDS


We estimate that the net proceeds from the sale of shares of common stock by us in this offering will be approximately $29.1 million. If the underwriters fully exercise the over-allotment option, we estimate that the net proceeds from the shares sold by us will be approximately $33.6 million. "Net proceeds" is what we expect to receive after paying the underwriting discount and other estimated expenses of the offering. For the purpose of estimating net proceeds, we are assuming that the public offering price will be $15.69 per share. Metro One will not receive any proceeds from the sale of the shares by the selling shareholders.


We currently expect to use the net proceeds from this offering as follows:

  - Approximately $13 million to $15 million will be used to develop or acquire technologies, features and content complementary to our business and to expand our call center and network capacity to serve existing and potential customers;

  - Approximately $9.5 million will be used to reduce outstanding balances on our revolving line of credit, which had a current interest rate of 8.25% as of September 30, 1999 and expires in April 2001, and on our equipment line, which had a current interest rate of 8.25% as of September 30, 1999 and is payable in monthly installments through March 2003; and

  - The balance will be used for general corporate purposes, including possible acquisitions and other corporate development activities, and working capital.

The amount allocated to reduce outstanding balances on our revolving line of credit takes into account estimated additional borrowings under the line of credit prior to the offering.

We reserve the right to vary the use of the net proceeds among the above categories, because our ability to use the net proceeds in the approximate amounts listed depends on a number of factors including future revenue growth, capital expenditures, the amount of cash generated from operations and other factors. Although we may use a portion of the net proceeds for possible acquisitions, we have no current agreements or commitments in that regard. Until we use our net proceeds of the offering, we intend to invest them in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We intend to retain earnings from operations for use in the operation and expansion of our business and do not anticipate paying cash dividends with respect to our common stock in the foreseeable future. Additionally, our loan agreement with a commercial bank prohibits the payment of any dividends and other distributions and the redemption of any stock that exceed 10% of our tangible net worth.

                                 CAPITALIZATION

The following table shows:

  - The capitalization of Metro One as of September 30, 1999; and


  - The capitalization of Metro One as of September 30, 1999, assuming the completion of the offering, at an assumed public offering price of $15.69 per share, and the application of the net proceeds as described under "Use of Proceeds."



                                                                          SEPTEMBER 30, 1999
                                                                        ----------------------
                                                                         ACTUAL    AS ADJUSTED
                                                                        ---------  -----------
                                                                            (IN THOUSANDS)
Cash, cash equivalents and short-term investments.....................  $   3,891   $  25,737
                                                                        =========   =========
Current portion of long-term debt and capital lease
  obligations.........................................................  $   2,718   $     575
                                                                        =========   =========
Long-term debt and capital lease obligations (excluding current
  portion)............................................................  $   6,480   $   1,409
                                                                        ---------   ---------
Shareholders' equity:
  Preferred Stock, no par value; 10,000,000 shares authorized, no
    shares issued or outstanding                                               --          --
  Common Stock, no par value; 50,000,000 shares authorized, 11,410,000 shares issued and outstanding, actual; 13,410,000 shares issued
    and outstanding, as adjusted......................................     40,270      69,330
  Accumulated deficit.................................................     (8,771)     (8,771)
                                                                        ---------   ---------
      Total shareholders' equity......................................     31,499      60,559
                                                                        ---------   ---------
        Total capitalization..........................................  $  37,979   $  61,968
                                                                        =========   =========



The number of outstanding shares of common stock as of September 30, 1999 excludes:


  - 1,539,000 shares of common stock issuable on exercise of options outstanding under our Stock Incentive Plan;

  - 405,000 shares of common stock reserved for future issuance under our Stock Incentive Plan; and

  - 150,000 shares of common stock reserved for future issuance under our 1999 Employee Stock Purchase Plan.

The capitalization information contained in this table should be read in conjunction with the more detailed Financial Statements and the Notes to Financial Statements included elsewhere in this prospectus.

                            SELECTED FINANCIAL DATA


This section presents selected historical financial data of Metro One. Historical results do not necessarily predict the results to be expected for any future period. You should read carefully "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements, including the Notes to Financial Statements, included elsewhere in this prospectus. The selected data in this section is not intended to replace the Financial Statements or the Notes to Financial Statements.



We have derived the statement of operations data for the years ended
December 31, 1996, 1997 and 1998 and for the nine months ended September 30, 1999, and the balance sheet data as at December 31, 1996, 1997 and 1998 and September 30, 1999, from our Financial Statements included elsewhere in this prospectus, which have been audited by Deloitte & Touche LLP. We have derived the statement of operations data for the year ended December 31, 1995 and the balance sheet data as at December 31, 1995 from our financial statements not included in this prospectus, which were audited by Deloitte & Touche LLP. We have derived the statement of operations data for the year ended December 31, 1994 and the balance sheet data as at December 31, 1994 from our financial statements not included in this prospectus, which were audited by a firm of certified public accountants other than Deloitte & Touche LLP. We have derived the statement of operations data for the nine months ended September 30, 1998 from our unaudited financial statements included in this prospectus, which, in the opinion of our management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial data for such period.



                                                                                                                   NINE MONTHS
(In thousands, except per                                            YEARS ENDED DECEMBER 31,                  ENDED SEPTEMBER 30,
  share, call center and call volume data)             -----------------------------------------------------  ----------------------
                                                         1994       1995       1996       1997       1998        1998        1999
                                                       ---------  ---------  ---------  ---------  ---------  -----------  ---------
                                                                                                              (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Revenues...........................................  $   5,050  $  13,074  $  17,834  $  26,090  $  45,139   $ $31,280   $  52,113
                                                       ---------  ---------  ---------  ---------  ---------   ---------   ---------
  Direct operating costs.............................      4,793      7,157      8,334     13,017     23,107      16,104      30,481
  General and administrative costs...................      4,268      5,999      7,615     11,702     18,334      13,099      19,795
  Income (loss) from operations......................     (4,011)       (82)     1,885      1,371      3,698       2,077       1,837
                                                       ---------  ---------  ---------  ---------  ---------   ---------   ---------
  Net income (loss)..................................  $  (5,035) $  (1,724) $   1,166  $   1,432  $   3,603   $   2,026   $   1,464
                                                       =========  =========  =========  =========  =========   =========   =========
  Basic earnings (loss) per share(1).................  $   (1.00) $   (0.31) $    0.13  $    0.13  $    0.33   $    0.18   $    0.13
                                                       =========  =========  =========  =========  =========   =========   =========
  Diluted earnings (loss) per share(1)...............  $   (1.00) $   (0.31) $    0.12  $    0.13  $    0.32   $    0.18   $    0.12
                                                       =========  =========  =========  =========  =========   =========   =========



                                                                                   DECEMBER 31,                       SEPTEMBER 30,
                                                               -----------------------------------------------------  -------------
                                                                 1994       1995       1996       1997       1998         1999
                                                               ---------  ---------  ---------  ---------  ---------  -------------
BALANCE SHEET DATA:
  Cash, cash equivalents and short-term investments..........  $     310  $   1,149  $  14,137  $   8,554  $   7,570    $   3,891
  Working capital............................................       (351)       151     15,012      9,844      8,414        3,502
  Total assets...............................................      6,299      8,716     24,529     29,125     36,311       48,100
  Long-term obligations......................................      6,432      1,466      1,168      1,416        719        6,480
  Shareholders' equity.......................................    (14,713)     3,274     20,981     23,676     28,242       31,499



                                                                                                        NINE MONTHS
                                                                      YEARS ENDED DECEMBER 31,      ENDED SEPTEMBER 30,
                                                                   -------------------------------  --------------------
                                                                     1996       1997       1998       1998       1999
                                                                   ---------  ---------  ---------  ---------  ---------
OTHER DATA (unaudited)(2):
  EBITDA(3)......................................................  $   3,207  $   3,634  $   7,472  $   4,783  $   6,130
  Cash flow from operating activities(2).........................  $   2,912  $   3,293  $   6,546  $   5,265  $   5,983
  New call centers opened during period..........................          1          4          2          1          4
  Call centers in operation at end of period.....................         12         16         18         17         22
  Call volume....................................................  30 million  42 million  71 million  49 million  93 million


---------------------------
(1) See Note 9 of the Notes to Financial Statements included elsewhere in this prospectus for information about how we calculated basic and diluted earnings per share.


(2) Cash flow from operating activities for the years ended December 31, 1996, 1997, and 1998 and for the nine months ended September 30, 1999 are audited.


(3) "EBITDA" is defined as income from operations plus depreciation and amortization expense. EBITDA should not be construed as a substitute for operating income or a better measure of liquidity than cash flow from operating activities, which is determined in accordance with generally accepted accounting principles. EBITDA is not necessarily a measure of our ability to fund our cash needs and is not necessarily comparable to similarly titled measures of other companies.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS TOGETHER WITH OUR FINANCIAL STATEMENTS AND THE NOTES TO FINANCIAL STATEMENTS INCLUDED ELSEWHERE IN THIS PROSPECTUS. RESULTS OF OPERATIONS FOR THE PERIODS DISCUSSED BELOW DO NOT NECESSARILY PREDICT THE RESULTS TO BE EXPECTED IN ANY FUTURE PERIOD. THE FOLLOWING DISCUSSION AND ANALYSIS CONTAINS STATEMENTS AND ANALYSES CONCERNING THE FUTURE THAT ARE FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES, AND OUR ACTUAL RESULTS OF OPERATIONS MAY DIFFER MATERIALLY FROM THESE FORWARD-LOOKING STATEMENTS. SEE "RISK FACTORS" AND "FORWARD-LOOKING STATEMENTS."

OVERVIEW

We are a leading independent developer and provider of enhanced directory assistance and information services for the telecommunications industry. We primarily contract with wireless carriers to provide enhanced directory assistance and information services to their subscribers.


Under our contracts, the carriers agree to route some or all of their directory assistance and/or alphanumeric messaging calls to us. We are also able to offer our services to multiple carriers within the same market. When a carrier's subscribers dial a typical directory assistance number, such as "411," "555-1212" or "00," the calls are answered by our operators identifying the service by that carrier's brand name, such as "AT&T Connect," "AirTouch 411 Connect" or "Sprint PCS Directory Assistance."


Each carrier establishes its own directory assistance fee structure for its subscribers. Wireless subscribers typically pay fees ranging from $0.75 to $1.10 plus airtime charges for our services. We bear no subscriber collection risk.

We charge our carriers directly on a per call basis, with prices varying in some cases based on call volume. Our long-term strategy is based in part on reducing the price we charge our customers. We expect that our average price per call will decrease in 1999 and 2000 as call volume increases. We believe this reduced pricing better positions us to retain and expand service with existing carrier customers, to attract new wireless and landline carriers, and to achieve, if we are able to increase call volume without incurring substantial additional expense, greater operating margins over time.

In the fourth quarter of 1999, we will continue our aggressive call center and network build out to prepare for significant new call volume from Nextel Communications, AT&T Wireless Services and other carriers. We will also continue to opportunistically pursue additional significant new business. This build out will significantly increase our local service coverage and our capacity to process additional call volume.

Our rapid growth plan involves both capital expenditures and operating expenses, as we build infrastructure and recruit and train qualified personnel. To better serve our customers and strengthen our relationships, we maintain the operating readiness of our call centers even when our carrier customers experience unexpected delays in transitioning call volume to us. Some of our carrier customers have recently experienced these types of delays and may experience some additional delays in the future. These delays increase our ongoing operating expenses with no corresponding increase in revenues. The result under these conditions has been, and will likely continue to be, near-term reported earnings that vary widely. However, we intend to continue to pursue and prepare for significant additional call volume in order to seek to achieve greater earnings over the long term.

On October 21, 1999, we announced that we entered into a multi-year contract with ALLTEL Communications, Inc. to provide our enhanced directory assistance services to substantially all of its wireless subscribers. Previously, we had provided service to a limited number of ALLTEL subscribers.

RESULTS OF OPERATIONS

The following table shows selected items of our statements of operations data expressed as a percentage of revenues.

                                                                                             NINE MONTHS
                                                                                                ENDED
                                                    YEARS ENDED DECEMBER 31,                SEPTEMBER 30,
                                              ------------------------------------      ----------------------
                                                1996          1997          1998          1998          1999
                                              --------      --------      --------      --------      --------
Revenues....................................   100.0%        100.0%        100.0%        100.0%        100.0%
                                               -----         -----         -----         -----         -----
Direct operating costs......................    46.7          49.9          51.2          51.5          58.5
General and administrative costs............    42.7          44.9          40.6          41.9          38.0
                                               -----         -----         -----         -----         -----
Income from operations......................    10.6           5.2           8.2           6.6           3.5
Other income (expense)......................    (0.6)          1.6           0.6           0.8           0.2
Interest and loan fees......................    (3.2)         (1.3)         (0.6)         (0.8)         (0.8)
                                               -----         -----         -----         -----         -----
Income before income taxes..................     6.8           5.5           8.2           6.6           2.9
Income tax expense..........................     0.3           0.0           0.2           0.1           0.1
                                               -----         -----         -----         -----         -----
Net income..................................     6.5           5.5           8.0           6.5           2.8
                                               =====         =====         =====         =====         =====

COMPARISON OF THE FIRST NINE MONTHS OF 1999 TO THE FIRST NINE MONTHS OF 1998

REVENUES. Revenues increased 66.6%, from $31.3 million to $52.1 million. Call volume grew from approximately 49 million calls to over 93 million calls. This increase was due primarily to increased call volume under existing contracts and call volume from new contracts that commenced service during the second half of 1998 and the third quarter of 1999.

DIRECT OPERATING COSTS. Direct operating costs consist of call center personnel and data costs. These costs increased 89.3%, from $16.1 million to $30.5 million. This increase was primarily due to servicing increased call volumes and the cost of operating additional call centers in 1999. In addition, during the second and third quarters of 1999 we elected to take on an increased amount of staffing and infrastructure expenditures in preparation for additional scheduled call volume, some of which did not arrive as anticipated. As a percentage of revenues, direct operating costs increased from 51.5% to 58.5%, due primarily to increased personnel and data costs associated with the start-up of new call centers, the increase in staffing in anticipation of additional call volume from existing customers and a reduction in average price per call.

GENERAL AND ADMINISTRATIVE COSTS. General and administrative costs increased 51.1%, from $13.1 million to $19.8 million. This increase resulted primarily from the costs associated with the start-up of new call centers and the investment in infrastructure necessary to support, and the increase in depreciation expense associated with, additional call centers. As a percentage of revenues, general and administrative costs decreased from 41.9% to 38.0%. This decrease resulted primarily from efficiencies associated with the expansion of our operations.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased by 58.6%, from $2.7 million to $4.3 million, due primarily to equipment purchased for new call centers, for upgrades for existing call centers and for corporate operations.

OTHER INCOME. Other income for the first nine months of 1999 was $112,000 and consisted primarily of interest income offset by losses upon the disposition of assets. Other income for the first nine months of 1998 was $248,000 and consisted primarily of interest income offset by losses upon the disposition of assets.

INTEREST EXPENSE AND LOAN FEES. Interest expense and loan fees increased 66.6%, from $255,000 to $425,000. This increase was attributable to an increase in average debt outstanding during 1999.

INCOME TAX EXPENSE. Income tax expense for the first nine months of 1999 was $60,000, for an effective tax rate of approximately 3.9%. Income tax expense for the first nine months of 1998 was $44,000, for an effective tax rate of approximately 2.1%. These rates differ from the combined federal and state statutory rate of approximately 39% due to the use of net operating loss carryforwards.

COMPARISON OF 1998 TO 1997

REVENUES. Revenues increased 73.0%, from $26.1 million to $45.1 million. Call volume increased from approximately 42 million calls to approximately
71 million calls. This increase was due primarily to increases in call volume under existing contracts and additional call volume from new contracts, offset by decreases in call volume due to the completion of contracts with Ameritech Cellular, BellSouth and Bell Atlantic Mobile.

DIRECT OPERATING COSTS.  Direct operating costs increased 77.5%, from
$13.0 million to $23.1 million. The increase in direct operating costs was due primarily to increased call volumes and the cost of operating several additional call centers in 1998. As a percentage of revenues, direct operating costs increased from 49.9% to 51.2%, as personnel costs increased due to the continuing build out of our national network of call centers. This increase was partially offset by higher call volumes and the associated operating efficiencies due to improved personnel utilization.

GENERAL AND ADMINISTRATIVE COSTS. General and administrative costs increased 56.7%, from $11.7 million to $18.3 million. This increase in costs was due primarily to the support of increased operational activity overall and the costs associated with the opening of several additional call centers in 1998. As a percentage of revenues, general and administrative costs decreased from 44.9% to 40.6%. This decrease resulted primarily from the decreasing investment in corporate services necessary to support additional call centers. Depreciation and amortization increased by 66.8%, from $2.3 million to $3.8 million, due primarily to equipment purchased for new call centers and upgrades for existing call centers and corporate research and development activities.

OTHER INCOME. Other income for 1998 was $289,000, and consisted of interest income of $365,000, offset primarily by asset valuation losses of $73,000 related to equipment taken out of service during the year. Other income for 1997 was $408,000 and consisted of interest income of $569,000, offset primarily by expenses of $142,000 related to estimated litigation settlement costs and asset valuation losses for assets taken out of service during the year.

INTEREST EXPENSE AND LOAN FEES. Interest expense and loan fees declined 7.5%, from $334,000 to $309,000. This decline was attributable to lower interest rates. Monthly average debt outstanding increased from $1.6 million to $1.7 million.

INCOME TAX EXPENSE. Income tax expense for 1998 was $75,000, for an effective tax rate of approximately 2.1%. Income tax expense for 1997 was $13,000, for an effective tax rate of approximately 0.9%. These rates differ from the combined federal and state statutory rate of approximately 39% due to the use of net operating loss carryforwards.

COMPARISON OF 1997 TO 1996

REVENUES. Revenues increased 46.3%, from $17.8 million to $26.1 million. Call volume increased from approximately 30 million calls to approximately
42 million calls. This increase was due primarily to increases in call volumes under existing contracts and additional call volumes from new contracts.

DIRECT OPERATING COSTS.  Direct operating costs increased 56.2%, from
$8.3 million to $13.0 million. The increase in direct operating costs was due primarily to increased call volumes and the cost of operating several additional call centers in 1997. As a percentage of revenues, direct operating costs increased from 46.7% to 49.9%, as personnel costs increased due to the continuing build out of our national network of call centers. This increase was partially offset by higher call volumes and the associated operating efficiencies due to improved personnel utilization and the introduction of new technology designed to enhance productivity.

GENERAL AND ADMINISTRATIVE COSTS. General and administrative costs increased 53.8%, from $7.6 million to $11.7 million. This increase was due primarily to increased operational activity overall and the costs associated with the opening of several additional call centers in 1997. As a percentage of revenues, general and administrative costs increased from 42.7% to 44.9%. This increase resulted primarily from the investment in corporate services necessary to support additional call centers. Depreciation and amortization increased by 71.2%, from $1.3 million to $2.3 million, due primarily to equipment purchased for new call centers, upgrades for existing call centers and corporate research and development activities.

OTHER INCOME. Other income for 1997 was $408,000, and consisted of interest income of $569,000, offset primarily by expenses of $142,000 related to estimated litigation settlement costs and asset valuation losses for assets taken out of service during the year. Other expense for 1996 was $109,000, and consisted primarily of estimated litigation settlement expenses of $280,000 and asset valuation losses of $151,000 related to equipment taken out of service during the year, offset by interest income of approximately $288,000.

INTEREST EXPENSE AND LOAN FEES. Interest expense and loan fees declined 41.3%, from $569,000 to $334,000. This decline was attributable to the reduction in monthly average debt outstanding from $2.9 million to $1.6 million.

INCOME TAX EXPENSE. Income tax expense for 1997 was $13,000, for an effective tax rate of approximately 0.9%. Income tax expense for 1996 was $41,000, for an effective tax rate of approximately 3.4%. These rates differ from the combined federal and state statutory rate of approximately 39% due to the use of net operating loss carryforwards.

QUARTERLY RESULTS OF OPERATIONS

The following tables set forth certain unaudited statement of operations data for the seven quarters ended September 30, 1999, as well as the percentage of our revenues represented by each item. This data has been derived from unaudited interim financial statements prepared on the same basis as the audited Financial Statements contained herein and, in the opinion of management, include all adjustments consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of such information when read in conjunction with the Financial Statements and Notes to

Financial Statements appearing elsewhere in this prospectus. The operating results for any quarter should not be considered indicative of results of any future period.


                                                                     QUARTER ENDED
                                       --------------------------------------------------------------------------
                                       MAR. 31,   JUNE 30,   SEP. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEP. 30,
                                         1998       1998       1998       1998       1999       1999       1999
(IN THOUSANDS, EXCEPT PER SHARE DATA)  --------   --------   --------   --------   --------   --------   --------
(UNAUDITED)
Revenues...........................     $9,045    $10,922    $11,312    $13,859    $14,175    $17,469    $20,469
                                        ------    -------    -------    -------    -------    -------    -------
Direct operating costs.............      4,793      5,525      5,786      7,003      7,836     10,509     12,136
General and administrative costs...      4,001      4,475      4,622      5,235      5,653      6,768      7,374
Income from operations.............        251        922        904      1,621        686        192        959
                                        ------    -------    -------    -------    -------    -------    -------
Net income.........................     $  209    $   901    $   916    $ 1,577    $   682    $   105    $   677
                                        ======    =======    =======    =======    =======    =======    =======
Revenues...........................      100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
                                        ------    -------    -------    -------    -------    -------    -------
Direct operating costs.............       53.0       50.6       51.1       50.5       55.3       60.2       59.3
General and administrative costs...       44.2       41.0       40.9       37.8       39.9       38.7       36.0
Income from operations.............        2.8        8.4        8.0       11.7        4.9        1.1        4.7
                                        ------    -------    -------    -------    -------    -------    -------
Net income.........................        2.3%       8.2%       8.1%      11.4%       4.8%       0.6%       3.3%
                                        ======    =======    =======    =======    =======    =======    =======


LIQUIDITY AND CAPITAL RESOURCES

Our cash and cash equivalents and short-term investments are recorded at cost that approximates their fair market value. As of September 30, 1999, we had $3.9 million in cash and cash equivalents and short-term investments compared to $7.6 million at December 31, 1998, a decrease of $3.7 million primarily from capital expenditures incurred as part of the expansion of our national call center network. Total capital expenditures were $17.9 million for the first nine months of 1999. We have funded the expansion of our call center and network capacity with cash on hand, cash provided by operating activities, proceeds from the exercise of options and borrowings under credit facilities.

Working capital was $3.5 million at September 30, 1999, as compared with $8.4 million at December 31, 1998. Our current ratio was 1.3:1 at September 30, 1999, as compared with 2.1:1 at December 31, 1998. These decreases were due primarily to costs associated with the continuing build out of our national network of call centers.

During the third quarter of 1999, we entered into a new loan agreement with an equipment financing lender. The loan agreement provides us with $10 million of borrowing capacity to fund the expansion of our call center network and for other equipment needs. The agreement provides for fixed or floating rate borrowings and all assets purchased pursuant to the agreement are pledged as collateral. Borrowings under the agreement have a term of 48 months, and prepayment of outstanding borrowings is allowable 12 months after the funding date.

During the second quarter of 1999, we entered into a new loan agreement with a commercial bank. The loan agreement consists of a $10 million revolving line of credit plus a $7.5 million equipment line. Total borrowings under the two lines cannot exceed $15 million. The revolving line of credit expires in April 2001 and advances under the equipment line are available through April 2000. Outstanding borrowings bear interest at the prime rate (8.25% at September 30, 1999) and all of our assets are pledged to the bank as collateral, other than assets previously pledged under existing financing and lease agreements and assets that may be pledged pursuant to purchase money agreements. The agreement contains minimum net worth, working capital and profitability requirements, as well as certain other restrictive covenants, and prohibits the payment of any dividends and other distributions and redemptions of our stock exceeding 10% of our tangible net worth. As of September 30, 1999, we did not meet one of the financial ratio requirements under this agreement. However, we have received a waiver of this requirement for the third quarter of 1999 from our bank.

CASH FLOW FROM OPERATIONS. Net cash from operations for the nine months ended September 30, 1999 was $6.0 million, resulting primarily from net income and the effect of non-cash depreciation and amortization. Net cash from operations for the twelve months ended December 31, 1998 was $6.5 million, resulting primarily from net income and non-cash expense items, such as depreciation and amortization. Net cash from operations was $3.3 million for the twelve months ended December 31, 1997, resulting primarily from net income and non-cash expense items, such as depreciation and amortization, for the respective periods.

CASH FLOW FROM INVESTING ACTIVITIES. Cash used in investing activities was $16.8 million for the nine months ended September 30, 1999 and was related primarily to capital expenditures for the purchase of equipment for new call centers, the upgrade and expansion of existing call centers, investment in corporate operations and our relocation to expanded corporate headquarters. Cash used in investing activities was offset by proceeds from the sale of short-term investments. Cash used in investing activities was $10.6 million for 1998 and was related primarily to capital expenditures for new call centers and the upgrade and expansion of existing call centers and purchase of investments. Cash used in investing activities was $10.1 million for 1997 and was related primarily to capital expenditures for new call centers and the upgrade and expansion of existing call centers.

CASH FLOW FROM FINANCING ACTIVITIES. Net cash provided by financing activities was $8.3 million for the nine months ended September 30, 1999, resulting from the borrowing of $9.3 million under credit facilities and the repayment of $2.8 million of debt obligations, and the receipt of cash proceeds of $1.8 million from the exercise of options. Net cash provided by financing activities for the twelve months ended December 31, 1998 was $1.6 million resulting primarily from $1.4 million in borrowings against our line of credit and the receipt of cash proceeds of $963,000 from the exercise of warrants and options to purchase common stock. Net cash provided by financing activities for the twelve months ended December 31, 1997 was $1.2 million resulting primarily from the receipt of net cash proceeds of $993,000 from the exercise of warrants and options to purchase common stock.

FUTURE CAPITAL NEEDS AND RESOURCES. The primary uses of our capital in the near future are expected to be the development or acquisition of technologies, features and content complementary to our business and to expand our call center and network capacity to serve existing and potential customers; the reduction of outstanding indebtedness; and for general corporate purposes, including possible acquisitions and other corporate development activities and working capital. Under the terms of certain contracts, we are required to open additional call centers in major metropolitan areas in 1999 and 2000. We anticipate that our capital expenditures will be approximately $21 million to $22 million in 1999 and approximately $14 million to $16 million in 2000, resulting primarily from the projected expansion and planned improvements. We believe our existing cash and cash equivalents, cash from this offering, credit facilities and cash from operations will be sufficient to fund our operations through the end of the year 2000.

EFFECT OF INFLATION

Inflation did not materially affect our business during the last several years.

YEAR 2000 READINESS DISCLOSURE

The year 2000 issue exists because many computer systems and applications, including those imbedded in equipment and facilities, use two-digit rather than four-digit date fields to designate an applicable year. As a result, the systems and applications may not properly recognize the year 2000 or process data that includes it, potentially causing data miscalculations or inaccuracies or operational malfunctions or failures.

We recognize the importance of the year 2000 issue and have given high priority to it. In the first quarter of 1998, we created a corporate-wide year 2000 project, called the Y2K Program, to identify, fix, test and develop contingency plans for the year 2000 issue.

The Y2K Program includes a review of:

  - Information and other technology systems used in our internal business;

  - Our hardware and software products used to deliver service to customers; and

  - Applications and products provided by third party manufacturers and suppliers.

System-level testing of the call center application configuration, as designed for Metro One's nationwide network of call centers, was completed in the third quarter of 1999. This configuration satisfied the requirements of Metro One's year 2000 compliance testing program. Deployment of the compliant, tested configuration into all of Metro One's call centers will be completed during the remainder of 1999.

We do not separately track the internal costs incurred for the Y2K Program because there is little differentiation between costs that relate to the normal upgrade and replacement of our operating systems and costs that relate solely to year 2000 compliance-related issues. However, we do not believe that the historical or anticipated costs of remediation have had, or will have, a material effect on our financial condition or results of operations.

We intend to continue to monitor and test year 2000 compliance in all of our new and existing business critical systems. The failure of our systems, the systems of an entity that provides us essential services or goods, or the systems of our carrier customers may have a material adverse impact on our business, financial condition and results of operations. These material adverse effects could include, among others, the delay or loss of revenue, cancellation of customer contracts, diversion of development resources, damage to our reputation and litigation costs.

Contingency plans are being developed in the event of a failure of an entity that provides services or goods, such as a local electric company. These plans will be finalized and implemented during the remainder of 1999.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Substantially all of our liquid investments are invested in money market instruments, and therefore the fair market value of these investments is affected by changes in market interest rates. However, substantially all of our liquid investments mature within nine months. As a result, we believe the market risk arising from our holdings of financial instruments is minimal. In addition, we are exposed to interest rate risk primarily through our use of short-term and long-term borrowings to finance operations. A hypothetical 1% fluctuation in interest rates would not have a material adverse effect on our financial position, results of operations or cash flows.

                                    BUSINESS


Metro One is a leading independent developer and provider of enhanced directory assistance and information services for the telecommunications industry. We primarily contract with wireless carriers to provide our services to their subscribers. In 1989, we opened our first call center and began testing and offering our enhanced directory assistance and information services. In 1991, we entered into our first contract with a wireless carrier to provide our services to that carrier's subscribers on a charge per call basis. Our customers include many of the leading wireless telecommunications carriers such as Sprint PCS, AT&T Wireless Services, Pacific Bell Wireless, AirTouch Communications, Nextel Communications and ALLTEL Communications. In addition, we have expanded into the landline telecommunications market and currently provide our services to GST Communications, a regional competitive local exchange carrier.


TELECOMMUNICATIONS INDUSTRY

The U.S. telecommunications industry is generally characterized by strong growth and increased competition due to new technologies, a more favorable regulatory environment and, for carriers, an increasingly sophisticated and demanding subscriber. Telecommunications carriers face increasing competitive pressures to differentiate their products and establish brand loyalty. With rising costs to acquire new subscribers, carriers are seeking ways to minimize subscriber turnover through the use of, among other things, value-added services and features. In addition, carriers are increasingly offering local, long distance, wireless, cable and Internet services bundled into one package in order to appeal to a wider market. Competitive pressures are particularly acute for wireless and newer landline carriers, such as competitive local exchange carriers. The industry has also experienced a considerable amount of consolidation and investment in new technologies and alternative methods of delivery, including cable and the Internet.

WIRELESS TELECOMMUNICATIONS. The U.S. wireless telecommunication market has experienced dramatic growth during the 1990s. This growth was largely due to technological advances that give callers affordable, high-quality mobile services. According to the Yankee Group, the number of wireless subscribers in the United States approached 69 million at the end of 1998, and is estimated to reach 177 million by the end of 2005. This estimated growth is illustrated by the following graph:

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

1995                                            32.2
1996                                            42.1
1997                                            53.8
1998                                            68.7
1999                                            86.4
2000                                           104.9
2001                                           122.6
2002                                           138.8
2003                                           152.8
2004                                           165.5
2005                                           177.1
Source: The Yankee Group Report, October 1999
Estimated

A relatively small number of carriers dominate the wireless telecommunications market. In terms of estimated number of subscribers, the largest U.S. wireless carriers include AT&T Wireless Services, SBC Communications, AirTouch Communications and GTE Wireless. Other nationwide carriers include Sprint PCS and Nextel Communications.

In each of the major U.S. markets, at least four carriers compete for wireless subscribers. As a result, carriers are seeking to differentiate themselves from their competitors. While price continues to be an important competitive factor, carriers increasingly focus on value-added services and features as a means of differentiating themselves.


LANDLINE TELECOMMUNICATIONS. The U.S. landline telecommunications market is significantly larger than the U.S. wireless market. For example, in 1998, landline services generated approximately $210 billion in revenue as compared to approximately $37 billion in revenue generated by wireless services, according to the Federal Communications Commission. Like the wireless market, the landline market is dominated by a relatively small number of major carriers. Carriers providing local service include the regional Bell operating companies, such as SBC Communications, independent telephone companies, such as ALLTEL Communications, and competitive local exchange carriers, such as GST Communications. Carriers providing long distance service include AT&T, MCI WorldCom and Sprint Corp.


As local and long distance carriers begin competing in each other's markets as well as against newer and smaller independent carriers, the landline market is becoming extremely competitive. With deregulation, the entry of new landline competitors and the increasing affordability of wireless services, subscribers who were historically bound to local carriers as a matter of geography are now increasingly able to choose their carriers. Of note, the competitive local exchange carrier segment of the landline telecommunications industry is rapidly growing. These companies compete with incumbent local carriers to provide a variety of services, including local, long distance and Internet and other data services. The Yankee Group estimates that the competitive local exchange industry generated $6.6 billion in revenue in 1998 and will generate
$26.1 billion in revenue in 2001. As a result, the landline telecommunications market is rapidly becoming subscriber-based and carriers must find ways to differentiate their services to attract and retain subscribers. In addition, to maintain operational focus, competitive local exchange carriers often outsource non-core operations, including directory assistance services. While many incumbent carriers provide directory assistance services on an outsourced basis, the competitive local exchange carriers may prefer to outsource their directory assistance needs to independent companies rather than use services of their competitors.

INTERNATIONAL TELECOMMUNICATIONS. The international telecommunications market is characterized by increasing privatization, competition and, in the wireless market, rapid growth. As governments privatize their national telecommunications companies, these companies face increased competition from large international carriers who have access to and interest in the newly-opened markets. According to the International Telecommunication Union, an international telecommunications industry group, the worldwide wireless industry generated $154 billion in revenue in 1998 and is projected to grow to $315 billion in revenue by 2002. As a whole, the worldwide telecommunications services market generated over $744 billion in revenue in 1998 and is expected to grow to $925 billion in revenue by 2002, according to the International Telecommunication Union.

DIRECTORY ASSISTANCE MARKET

Revenues generated by the wireless directory assistance market in the United States are estimated to grow from $390 million in 1998 to $594 million in 2002, according to Frost & Sullivan, a telecommunications market research firm. Wireless subscribers tend to be heavy users of directory assistance services. According to Frost & Sullivan, growth in the wireless directory assistance market is driven by a number of factors, including growth in the wireless subscriber base, rising wireless penetration, increasing subscriber mobility and the offering of enhanced directory assistance services by wireless carriers.

The landline directory assistance market is significantly larger than the wireless directory assistance market. Revenue generated by the landline directory assistance market is estimated to grow from approximately $3 billion in 1998 to $4 billion in 2002, according to Frost & Sullivan. Growth in the landline directory services market is driven by a number of factors, including the growing information needs of subscribers and the offering by landline carriers of call completion services.

OUR BUSINESS STRATEGY

Metro One's business strategy includes the following key elements:

  - BUILD ON OUR CURRENT CARRIER RELATIONSHIPS, WHILE SEEKING NEW DOMESTIC AND INTERNATIONAL CUSTOMERS, INCLUDING LANDLINE CARRIERS AND OTHER CORPORATE CUSTOMERS

    We are continuing to expand our relationships with our existing carrier customers. We believe that our services can increase carriers' revenues by minimizing subscriber turnover and increasing the number of calls made and, in the case of wireless and long distance carriers, billable airtime. Further, our national call center network and integrated search engines and database systems allow carriers operating in multiple markets to offer consistent enhanced directory assistance and other information services on a nationwide basis. This consistency permits greater system-wide marketing opportunities and brand identification for these carriers. We believe that our existing relationships and the quality of our services will allow us to expand our business with our existing customers, providing us an opportunity to deliver our services to them and their affiliates in additional markets, including international markets.

    We are also aggressively pursuing business opportunities with additional wireless and landline carriers with a view to leveraging our reputation for high quality service. We believe increasing competition among landline carriers is leading to an increasingly subscriber-based business, which will result in the need to differentiate their product offerings. Our services provide them an opportunity to do so and, accordingly, could help us expand into the significantly larger landline directory assistance market.

    The information content that resides in our database systems, along with our ability to store, maintain, manipulate and deliver it, provides an opportunity to pursue other business customers and provide them with our services over private networks or otherwise.

  - DEVELOP AND OFFER ADDITIONAL VALUE-ADDED SERVICES AND FEATURES


    We believe we are well positioned to continue developing and providing the types of services and features that enhance the utility of the telephone and other communications devices. For example, our MetroDex service is designed to provide individual callers, as well as corporate users, with the ability to quickly and efficiently access their personal or corporate contacts databases, including otherwise unpublished numbers, and potentially take advantage of additional services like having a personal assistant available over the telephone. Such innovative features should permit our customers to distinguish themselves further from their competitors by increasing their subscribers' satisfaction.


  - EXPAND OUR NATIONAL CALL CENTER NETWORK AND ITS CAPABILITIES, WHILE ADDING GREATER BANDWIDTH, STORAGE CAPACITY, SPEED AND EFFICIENCY TO OUR SYSTEMS

    We intend to continue to expand our network capacity and efficiency, including adding to our call routing flexibility, redundancy and signaling systems. We may also build additional call centers as required by demand and customer commitments. We also intend to add to our storage capacity both for purposes of database backup and for delivery of personal database, concierge and other personalized or fulfillment-oriented services. We may build or license specialty call centers to deliver special products such as customer service and fulfillment assistance, as well as international call centers, should attractive opportunities arise.

  - ENHANCE THE QUANTITY AND QUALITY OF OUR CURRENT CONTENT DATABASES

    We intend to continue to improve the scope, breadth and depth of the information content within our database systems. We intend to seek additional content to make our directory listings data more useful and to enhance our ability to provide other services. Additions to this content may be virtual, through the Internet or other links that allow us to license or barter content. Some of this information will be deliverable to subscribers through portals other than the voice telephony portal, such as those available on the Internet.

  - LEVERAGE OUR VOICE TELEPHONY PORTAL BY DELIVERING GREATER VOLUMES OF EXISTING AND NEW SERVICES THROUGH OUR CALL CENTER NETWORK AS WELL AS THROUGH OTHER PORTALS

    Our strength has been to provide enhanced services through the voice telephony portal we have created. We are seeking opportunities to provide access to some of the content we acquire, develop and maintain, as well as our applications and related features, to other portals, including those available through the Internet. We believe that telephone carriers and perhaps other customers, could use our content, applications and features to provide high quality services that are consistent across various portals and geographic areas. In so doing, these customers, particularly the telephone carriers, could further bind their subscribers to them as competition in their markets becomes increasingly subscriber-based.

CUSTOMERS


Metro One provides enhanced directory assistance and information services to several of the nation's leading wireless carriers in all or a portion of their service areas. Our customers include Sprint PCS, AT&T Wireless Services, Pacific Bell Wireless, AirTouch Communications, Nextel Communications and ALLTEL Communications. In addition, we have expanded into the landline telecommunications market and currently provide our services to GST Communications, a regional competitive local exchange carrier. Customers that accounted for more than 10% of our revenues during any of the periods indicated were as follows:


                                                                            NINE MONTHS
                                                                               ENDED
CUSTOMER                                          1997         1998      SEPTEMBER 30, 1999
--------                                       ----------   ----------   ------------------
Sprint PCS...................................      17%          38%              42%
AT&T Wireless Services.......................       7           17               30
AirTouch Communications......................      25           18               12
Pacific Bell Wireless........................       6           12               12
Ameritech Cellular...........................      24           11                0
Bell Atlantic Mobile.........................      16            1                0

We offer our services to a carrier's subscribers under a brand name selected by the carrier, such as "AT&T Connect," "AirTouch 411 Connect" or "Sprint PCS Directory Assistance." The carrier establishes its own fee structure with its subscribers. Subscribers typically pay the carriers fees ranging from $0.75 to $1.10 plus airtime charges for our services. Metro One charges carriers directly and bears no subscriber collection risk. We currently charge our carriers on a per call basis. To stimulate increased call volume and to attract and expand customer commitments, we vary in some cases the per call charge based on volume. Beginning in 1999, we have decreased the average price per call as increasing call volumes from existing and new contracts have triggered the volume-based pricing we put in place to attract business. During the nine months ended September 30, 1999, our per call charges averaged approximately $0.55.


We currently have contracts with 13 carriers. These contracts are generally similar, with variations in the geographic market to be served, the services and features we are to provide the carriers' subscribers and the term, which is typically up to five years. Several also require us to build out call centers in specified locations. None of these contracts preclude us from providing services to other carriers. The carriers agree to route some or all of their directory assistance and/or alphanumeric messaging calls to us.


CALL CENTER NETWORK

We operate 22 call centers located in strategic local markets throughout the United States, and expect to add three new call centers by the end of 1999 and at least three new call centers during the year 2000. Although our call center network enables us to provide enhanced directory assistance and information services nationwide, we are situated locally with respect to over one-half of the population of the United States because of the geographic nature of our call centers. We believe that the local nature of our call centers and operators permits us to offer more accurate and valuable service than would be available through a single or a few call centers attempting to serve the entire U.S. market. We operate our call centers 24 hours a day, seven days a week, 365 days a year.

We continually upgrade our network and systems to allow greater utility, speed and efficiency in processing calls. We are also expanding capacity to store, manipulate and manage the additional data that we acquire. In addition, our telephone switching systems allow scalability, including the ability to join multiple switches together or configure switches so they can handle large volumes of calls in tandem. These systems are monitored from our network operations center located at our corporate headquarters, which provides 24 hour support for our call center network. Our systems are designed to permit redundancy and avoid downtime from natural disasters or other adverse events. For example, all of our call centers on the Eastern Seaboard continued to operate during Hurricane Floyd in September 1999.

Because a carrier offers our services to its subscribers under its brand name, we believe quality and reliability are important considerations in a carrier's decision to use us. To ensure high quality and consistency, we emphasize training, monitoring and customer support. We maintain a national training force with training personnel in each call center. Our operators undergo extensive training and testing on search techniques, etiquette and local information, including landmarks, major thoroughfares and geography. Our training personnel continually monitor, test and evaluate call center performance. We also monitor our call centers for compliance with contract performance standards and report this information to the carriers on a regular basis. In addition to accessing our systems maintenance and support personnel, carriers can obtain extensive customer usage information.

OUR SERVICES AND FEATURES

Metro One uses a customized array of hardware and software, along with proprietary database search engines, to provide its enhanced directory assistance and information services. We receive incoming calls by means of assigned telephone numbers, which are "411," "555-1212" or "00" in almost all cases. Our operators answer incoming calls and identify the service using the carrier's brand name. Upon receiving information requests from callers, our operators search the applicable database using one or more of our search engines. The operator then connects the caller to a party or supplies the caller with the requested information. We offer a variety of information, including:

  - Directory listings information, which may be retrieved by methods that include reverse and category searches;

  - Time, weather and traffic information;

  - Movie, restaurant and local event information;

  - TeleConcierge services, which currently consists of restaurant reservations; and

  - Geographic directions.

Our enhanced directory assistance and information services also incorporate connectivity features that make the telephone more useful and easier to use. These connectivity features include:

  - Call completion--allows a caller to be directly connected with the number requested without the need to redial;


  - StarBack--allows callers to return to a live operator simply by pressing the star [* ] key at any time during a call;



  - AutoBack--automatically returns the caller to a live operator or other options upon a busy signal, "ring-no-answer" or other common situations without pressing a single key;


  - MessageBack--delivers a caller's message to a desired party and, when configured with AutoBack, provides a convenient tool for ensuring communication;


  - NumberBack--sends the caller the called number simply by pressing the number [#] key; and


  - PagingAssistant--allows our operators to send customized alphanumeric messages on behalf of a caller.


We are developing and testing new services that add new content and connectivity features, such as MetroDex, which allows callers to use their telephone or the Internet to access their personal or corporate contacts databases, and LocationPro, which provides location-based services, including turn-by-turn driving directions. Other features under development include on-line research and verification utilities for use by businesses with a direct private connection to us, and fulfillment-oriented services, such as reservations and procurement capabilities for use by our carriers' subscribers. Our equipment laboratories at our corporate headquarters facilitate this development and testing by simulating normal call center operations.


DATABASE SYSTEMS AND CONTENT

We believe the quality of our services is in large measure related to the scope, quality and quantity of the information content that resides in our database systems. The majority of the information or data that we acquire, develop and maintain is telephone listings data. We obtain this listings data from multiple sources, including the regional Bell operating companies, independent telephone companies and other commercial sources, to ensure that our data is of high quality and accuracy. This data is enhanced by our data collection efforts and a principal database of local information is developed for each call center or region.

Our proprietary operator interface software allows operators to efficiently search and reverse search both their local databases and other national databases. We use proprietary database management systems to maintain and update our directory listings. We continually acquire additional content or access to content that will, in many cases, build on this listings data to make them more useful. Acquisitions are made from a variety of sources and are supplemented with information relating to local events and amenities.

MARKETING


Our marketing is conducted directly with the telecommunications carriers. The marketing process involves a considerable amount of time and attention by our senior management. Our senior management and all of our sales and technical support personnel are based at our corporate headquarters in Beaverton, Oregon. Call center managers also play a key role in maintaining and developing carrier relationships. Some of our contracts provide for customer promotion of the services we provide to their subscribers. In addition, we occassionally assist our carrier customers in the promotion of these services.


We communicate on a regular basis with our existing carrier customers through our quality assurance and customer service programs. We have developed proprietary programs that allow us and our customers to monitor the quality of our performance and the volume and duration of directory assistance and information requests on a real-time basis. These programs also give us an opportunity to learn more about our carriers' evolving needs.

TECHNOLOGY

Our ability to provide enhanced directory assistance and information services is dependent to a great extent on our proprietary technology. Our proprietary software applications enhance our call handling and delivery capabilities and provide the basis for our connectivity features. We have developed search engines to access information from our databases. We continue to upgrade our operator interface software, database management systems and search engines to increase the access speed and the efficiency and search capability of our operators.

Our call processing systems incorporate programmable switching equipment, host computers, voice response units and database servers. Our advanced technology is based on customized software running Sun Microsystems servers and Excel switching equipment. One of the characteristics of our call processing systems is the ability to take all calls from a carrier's switch and have them run through our switch for the entire length of the call so that we are able to provide the full range of our services to the subscriber.

We are also monitoring technological advances in the methods of delivery of information and data and are working to insure that our systems are compatible with, and we can take advantage of, these developments. As an example, the wireless application protocol (or WAP) allows telephone users with the proper type of telephone to access the Internet. We are exploring the opportunities that this may present. The possibilities include using the content we have available to us in this new format. We believe that by expanding reliance on the telephone as a source of information and data, the application of this technology will also benefit our enhanced directory assistance and information services business.

INTELLECTUAL PROPERTY


We rely on a combination of trademark, patent and trade secrets laws and confidentiality procedures to protect our intellectual property rights. We hold five U.S. patents, including one relating to our StarBack technology and another associated with our point-to-point directions service currently in development. We have approximately 15 applications pending for additional U.S. patents. We also have U.S. registered trademarks for, among others, "Metro One Telecommunications," "Metro One," "Enhanced Directory Assistance," "StarBack," "AutoBack" and "NumberBack," and applications pending for U.S. trademark registrations for, among others, "MetroDex," "TeleConcierge," "LocationPro," "PagingAssistant" and "MessageBack."


In August 1999, we commenced an action against a competitor in the United States District Court in Delaware claiming infringement of one of our patents relating to our StarBack feature. The defendant has denied that it is infringing the patent and has asserted that our patent is invalid.

COMPETITION

The directory assistance and information services markets are characterized by rapidly changing market forces, technological advancements and increasing competition from large carrier-affiliated companies and small, independent companies. Our principal competitors include regional Bell operating companies and other local providers, including GTE Corporation. These carriers provide directory assistance or information services both in and outside their own operating regions. Although we believe that none of these competitors offers a form of directory assistance that incorporates all our features, they have substantially greater financial, technical and marketing resources than we do and may be able to offer features similar to ours in the future. We also face competition from independent companies seeking to offer forms of enhanced directory assistance and, in some cases, other information services.

We believe the principal competitive factors in the directory assistance market are quality and range of features, technological innovation, experience, responsiveness to customers and price. Historically, we have sought to distinguish ourselves from our competitors based on the quality of our services, the development of useful features, the breadth of the content provided and our extensive network of call centers.

GOVERNMENT REGULATION

While our business is not directly regulated, it is dependent upon relationships with companies that are regulated by the Federal Communications Commission and state public utility commissions. This regulation applies to all communications common carriers, such as AT&T, the regional Bell operating companies and other long distance and local exchange carriers.

EMPLOYEES

As of September 30, 1999, Metro One had approximately 2,200 employees, approximately 12% of whom were employed on a part-time basis. Most of our employees are operators, and the number of full-time and part-time operators varies from time to time reflecting fluctuations in the volume of calls. None of our employees are subject to a collective bargaining agreement. Our management considers relations with our employees to be good.

We invest significant resources in the recruitment, training and retention of qualified operators. Our organizational structure provides opportunities and encourages talented individuals to take on roles of increasing responsibility. We also invest considerable resources in personnel motivation, including providing incentive plans for our operators and others.

PROPERTIES


In July 1999, we relocated our principal executive and administrative offices in Beaverton, Oregon. We lease our new offices, with approximately 35,000 square feet of space. The lease term extends through 2009. We have subleased our former executive and administrative offices, which have approximately 15,400 square feet of space and a remaining lease term of three years.


We also lease office facilities for our call center operations, which range in size from 3,600 to 15,500 square feet. Currently, we have 28 leases for call center facilities, 22 of which are in operation, with remaining terms ranging from one month to five years. We believe the expansion of our call center network may require us to lease additional office facilities within the next year. From time to time, we are required to move our call centers or lease additional space to meet expanding volume from existing or new customers.

                                   MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

Metro One's executive officers, key employees and directors are as follows:


NAME                          AGE                           POSITION
--------------------------  --------   ---------------------------------------------------
Timothy A. Timmins........   42        President, Chief Executive Officer and Director
Stebbins B. Chandor,         39        Senior Vice President, Chief Financial Officer and
  Jr......................             Secretary
Gary E. Henry.............   43        Senior Vice President--Operations
Karen L. Johnson..........   49        Senior Vice President--Corporate Development
Hugh E. Knox..............   59        Vice President--Sales and Marketing
R. Tod Hutchinson.........   36        Vice President--Finance
Janice I. Aday............   37        Vice President--Customer Care
Nicholas J. Elsey.........   34        Vice President--Development
Michael A. Kepler.........   36        Vice President--Research
L. Lynne Michaelson.......   53        Vice President--Human Resources
Kevin M. Swayze...........   37        Vice President--Technical Operations
A. Jean de Grandpre.......   78        Chairman of the Board of Directors
William D. Rutherford.....   60        Director
James M. Usdan............   49        Director


TIMOTHY A. TIMMINS has served as President and Chief Executive Officer of Metro One since 1995 and as a director since 1994. He served as Metro One's Executive Vice President and Chief Financial Officer from 1993 to 1995. From 1985 to 1993, Mr. Timmins served in various capacities with the Investment Banking Division of Kemper Securities, Inc. and predecessor firms, ultimately as Senior Vice President. Mr. Timmins is a certified public accountant and holds a Bachelor of Science degree in Business Administration from Portland State University and a Masters degree in Business Administration from the University of Southern California.

STEBBINS B. CHANDOR, JR. joined Metro One in 1995 and serves as its Senior Vice President and Chief Financial Officer. He has served as its Secretary since 1996. From 1985 to 1995, Mr. Chandor served in various corporate finance capacities with BA Securities, Inc., a wholly-owned subsidiary of BankAmerica Corporation, and affiliated or predecessor firms including Bank of America and Continental Bank N.A. Mr. Chandor holds a Bachelor of Science degree in Chemical Engineering from Tufts University and a Masters degree in Business Administration from the University of Southern California.

GARY E. HENRY joined Metro One in 1992 and serves as its Senior Vice President--Operations. From 1992 to 1999, he served Metro One in a variety of positions, most recently as Senior Vice President--Call Center Operations. Prior to 1992, he was Senior Vice President, Corporate Services Director for Imperial Corporation of America, Inc., a financial institution, with which he was employed since 1985. Mr. Henry holds a Bachelor of Arts degree in Public Administration from San Diego State University.

KAREN L. JOHNSON joined Metro One in 1993 and since 1998 has served as its Senior Vice President--Corporate Development. From 1993 to 1998, she served as its Vice President--Controller. From 1989 to 1993, she was Financial Operations Manager for Care Medical Equipment, Inc. and Care Ambulance, Inc. Ms. Johnson is a certified public accountant with a Bachelor of Arts degree from St. Olaf College and she performed post-graduate work in accounting and business administration at Portland State University.

HUGH E. KNOX joined Metro One in 1998 and serves as its Vice President--Sales and Marketing. From 1989 to 1998, Mr. Knox worked as Vice President--Sales and Marketing with ACS Wireless, a developer, manufacturer and distributor of telephone headset equipment to various telecommunications concerns, including the regional Bell operating companies and major long distance telephone companies. Prior to joining ACS Wireless, Mr. Knox served in senior sales and marketing positions with Pacific Bell, Centex Telemanagement and PacTel Connection. Mr. Knox attended San Diego State University.

R. TOD HUTCHINSON joined Metro One in 1998 and has served as Vice President--Finance since 1999. From 1998 to 1999, he served as Vice President--Controller. From 1995 to 1998, he served as the Chief Financial Officer for various start-up and early stage companies. From 1990 to 1995, he was the Controller and Chief Financial Officer for InterVen Partners, Inc., a regional venture capital firm. From 1987 to 1990, he was an associate with Price Waterhouse, LLP. Mr. Hutchinson is a certified public accountant and holds a Bachelors degree in Finance from the University of Texas at Austin and a Masters degree in Business Administration from the University of Oregon.


JANICE I. ADAY joined Metro One in 1996 and has served as Vice President--Customer Care since 1998. From 1997 to 1998, she served as Vice President--Training and, before that, as Director--Training. From 1993 to 1996, Ms. Aday was Executive Vice President for Image One, a national design and advertising agency specializing in yellow page ad design. Ms. Aday holds a Bachelor of Arts degree in Business Communications from National University.



NICHOLAS J. ELSEY has served as Vice President--Development since 1998. From 1995 to 1998, he held a similar position at Interactive Northwest, an independent solutions vendor for Lucent Technologies. From 1989 to 1995, he held senior software development and management positions at various software development firms in the United Kingdom, specializing in mobile computing and Interactive Voice Response technologies. Mr. Elsey holds a Bachelor of Science from the University of Wales and attended post graduate studies at the Imperial College in London.



MICHAEL A. KEPLER joined Metro One in 1989 and has served as Vice
President--Research since 1998. From 1993 to 1998, he was Vice
President--Information Systems. From 1989 to 1993, he was Director of Information Systems. Prior to joining the Company, Mr. Kepler was a programmer with ComLink West, a supplier of computer programming services for Metro One.


L. LYNNE MICHAELSON joined Metro One in 1990 and has served as Vice President--Human Resources since 1998. From 1990 until 1998, she served as Assistant Vice President--Human Resources and, before that, as Manager--Human Resources. Prior to 1990, she worked as the Human Resources/ Operations Manager for Meier and Frank Department Stores, a division of May Company. She attended Southern Oregon State College and Portland State University.

KEVIN M. SWAYZE joined Metro One in 1995 and has served as Vice
President--Technical Operations since 1999. Prior to 1999, he served as Assistant Vice President--Technical Operations and, before that, as Manager--Systems Administration Group. From 1990 to 1995, he was a systems administrator for Xerox Corporation. He attended San Jose State University.

A. JEAN DE GRANDPRE is Chairman of Metro One's Board of Directors and has served as a director since 1995. Mr. de Grandpre is the founding Director and Chairman Emeritus of Bell Canada Enterprises, from which he retired in 1989. He has served on the Board of Thera Technologies since 1993. He is a former director of Bell Canada, Northern Telecom Limited, Chrysler Corporation, Chrysler
Canada Ltd., and the International Advisory Board of The Chemical Bank, New York. Mr. de Grandpre is a Life Member of the Canadian Bar Association, Emeritus Member of the Canadian Association of Canadian General Counsel, Member of the Bar of the Province of Quebec and former Chancellor of McGill University.
Mr. de Grandpre is a lawyer, appointed Queen's Counsel and a

Companion of the Order of Canada, the highest honor granted a private citizen. Mr. de Grandpre is the recipient of the Honourary Associate Award of the Conference Board of Canada and is an inductee into the Canadian Business Hall of Fame.

WILLIAM D. RUTHERFORD has served as a director of Metro One since 1995. He is the Principal of Rutherford Investment Management, an investment advisory service. During 1997, Mr. Rutherford was Chief Executive Officer of Fiberboard Asbestos Compensation Trust. From 1995 to 1996, Mr. Rutherford was a principal with Macadam Partners, a Portland-based investment firm. He was formerly the Treasurer of the State of Oregon, where he was responsible for the State's then $14 billion investment program and the state's then $7.5 billion in indebtedness and during which service he was elected Chairman of the Oregon Investment Council. He also served for seven years as a Member of the Oregon House of Representatives. From 1994 to 1995, Mr. Rutherford served as Director of Special Projects for Metallgesellschaft Corp., a multi-billion dollar international trading company. From 1990 through 1993, Mr. Rutherford was President and a director of Societe Generale Touche Remnant Corporation (U.S.), an international asset management company. From 1987 to 1990, Mr. Rutherford was President and Chief Executive Officer of ABD International Management Corporation, an international asset management company. Mr. Rutherford formerly practiced law and served as the Chief Executive Officer of a regional investment firm. A U.S. Army veteran, Mr. Rutherford received a Bachelor of Science degree in History from the University of Oregon and an LL.B. from Harvard University Law School.

JAMES M. USDAN has served as a director of Metro One since 1997. He is the Chief Executive Officer of NextCARE Hospitals, Inc., a provider of long-term acute care hospital services. From 1990 to 1998, Mr. Usdan was the President, Chief Executive Officer and a director of RehabCare Group Inc. (NYSE: RHB), a provider of physical therapy, rehabilitation staffing and outsourcing services. Prior to joining RehabCare, Mr. Usdan founded and was President and Chief Executive Officer of American Transitional Care, Inc. from 1987 to 1990, and, from 1986 to 1987, he was Executive Vice President and Chief Operating Officer of Rehab Hospital Services Corporation, the rehabilitation subsidiary of National Medical Enterprises. Mr. Usdan serves on the Board of D & K Healthcare Services, Inc. (Nasdaq: DKWD) a pharmaceutical distribution company, and is an Advisory Board member of Mercantile Bank, the MedStat Group and Maryville College. Mr. Usdan holds a Bachelor of Arts degree from Harvard College.

                              CERTAIN TRANSACTIONS

During 1994, A. Jean de Grandpre, the Chairman of the Board of Directors, purchased Metro One's 8% Convertible Secured Notes in the principal amount of $150,000, using investment companies he controlled, as a part of Metro One's then convertible secured note financing. Metro One converted these Notes into 64,932 shares of its common stock during the fourth quarter of 1995.


In 1996, Metro One and the lenders in the convertible secured note financing, including Mr. de Grandpre, entered into a Shareholder Rights Agreement. In the Shareholder Rights Agreement, Metro One granted the lenders registration rights on their shares of common stock and a right of first refusal on future sales of its common stock, preferred stock or other securities. Some of these lenders will be entitled to exercise their right of first refusal for up to 147,963 of the shares being offered by us in this prospectus. See "Underwriting." The right of first refusal terminates on the completion of an underwritten public offering of common stock if Metro One receives cash proceeds of $10 million at a per share price of at least $10.50.


The Board of Directors and Timothy A. Timmins, our President, Chief Executive Officer and a director, are discussing an extension and modification of his employment agreement, which expires in 2000.

                       PRINCIPAL AND SELLING SHAREHOLDERS

The following table shows certain information regarding the ownership of our common stock as of October 15, 1999, and as adjusted to reflect the sale by us of 2,000,000 shares of common stock and the sale of 67,500 shares of common stock by the selling shareholders, of the following:

  - Each person we know to beneficially own more than 5% of the outstanding shares of our common stock;

  - Each director;

  - Each named executive officer;

  - All directors and executive officers as a group; and

  - All other selling shareholders.


                                           SHARES BENEFICIALLY                SHARES BENEFICIALLY
                                                  OWNED                              OWNED
                                           PRIOR TO OFFERING(3)              AFTER THE OFFERING(3)
5% OWNERS, DIRECTORS                       --------------------    SHARES    ----------------------
AND EXECUTIVE OFFICERS:                     NUMBER     PERCENT    OFFERED      NUMBER      PERCENT
-----------------------                    ---------   --------   --------   ----------   ---------
WM Advisors, Inc. (1)....................    801,845     7.0%           0      801,845      6.0%
A. Jean de Grandpre......................    212,071     1.8%           0      212,071      1.6%
William D. Rutherford (2)................    128,759     1.1%      18,000      110,759      1.0%
Timothy A. Timmins.......................    408,910     3.5%      15,000      393,910      2.9%
James M. Usdan...........................     40,300       *            0       40,300         *
Gary E. Henry............................     63,252       *            0       63,252         *
Stebbins B. Chandor, Jr..................     80,826       *        7,500       73,326         *
Karen L. Johnson.........................     50,806       *        7,500       43,306         *
All directors and executive
  officers as a group (9 persons)........  1,008,361     8.7%      48,000      960,361      7.2%

OTHER SELLING SHAREHOLDERS:
---------------------------
Janice I. Aday...........................      7,857       *        2,500        5,357         *
Jack G. Blesener.........................      6,803       *        3,000        3,803         *
Michael A. Kepler........................     73,926       *       10,000       63,926         *
Steven D. McGavran.......................     11,964       *        4,000        7,964         *


---------------------------

*   Less than one percent


(1) Includes (a) 615,995 shares held by WM Northwest Fund, (b) 12,520 shares held by WM Variable Trust Northwest Fund, (c) 107,000 shares held by WM Emerging Growth Fund, (d) 32,700 shares held by WM Variable Trust Emerging Growth Fund, and (e) 33,630 shares held by Composite Deferred Series, Inc. Northwest Portfolio. WM Advisors, Inc. has sole investment and voting power with respect to the shares held by these entities and is, therefore, deemed the beneficial owner of the shares held by such entities. Information as to WM Advisors, Inc. shareholdings is given as of September 30, 1999. The address of WM Advisors, Inc. is 1201 Third Avenue, 22nd Floor, Seattle, Washington 98101.



(2) Includes 15,238 shares held by Karen Anderegg, Mr. Rutherford's spouse, of which she will be selling 3,000 shares in this offering.



(3) We believe that the persons listed in the above table have sole investment and voting power with respect to their shares of common stock. Applicable percentage ownership in the table is based on 11,409,877 shares of common stock outstanding as of October 15, 1999.



   For purposes of this table, beneficial ownership is determined in accordance with rules of the SEC, and includes voting power and investment power with respect to shares. Shares issuable upon the exercise of outstanding stock options that are currently exercisable or become exercisable within 60 days of October 15, 1999 are considered outstanding for purposes of calculating the percentage owned by a person, but not for purposes of calculating the percentage owned by any other person. The numbers of shares that are issuable upon the exercise of options that are currently exercisable or exercisable within

    60 days are as follows: A. Jean de Grandpre--147,139 shares; William D. Rutherford--97,140 shares; Timothy A. Timmins--399,981 shares; James M. Usdan--40,000 shares; Gary E. Henry--62,252 shares; Stebbins B. Chandor, Jr.--76,426 shares; Karen L. Johnson--50,406 shares; and all directors and officers as a group--896,781 shares; Janice I. Aday--7,857 shares; Jack G. Blesener--5,803 shares; Michael A. Kepler--73,926 shares; and Steven D. McGavran--11,964 shares.



In connection with an issuance of subordinated notes in 1994 and 1995, we granted warrants to purchase shares of our common stock that permitted the original holders of such warrants limited registration rights on shares that they acquired on exercise of the warrants. As of November 1, 1999, holders of approximately 87,568 shares of our common stock had yet to inform us as to whether they wished to exercise such registration rights and sell their shares in this offering. If any holder timely elects to exercise such registration rights, that holder would become a selling shareholder and we would amend this prospectus accordingly.

                                  UNDERWRITING


Metro One and the selling shareholders will enter into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., U.S. Bancorp Piper Jaffray Inc. and Needham & Company, Inc. are acting as representatives of the underwriters.


The underwriting agreement will provide for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations will be several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter will severally agree to purchase the number of shares of common stock set forth opposite its name below:


UNDERWRITERS                                                  NUMBER OF SHARES
------------                                                  ----------------
CIBC World Markets Corp.....................................
U.S. Bancorp Piper Jaffray Inc..............................
Needham & Company, Inc......................................

                                                                 ---------
    Total...................................................     2,067,500
                                                                 =========


The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about          ,   against payment
in immediately available funds. The representatives have advised Metro One and the selling shareholders that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of the prospectus. In addition, the representatives may offer some of the shares to other securities dealers at the same price less a concession of $______ per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $____ per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

Metro One will grant the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 310,125 additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to public will be $______, the total proceeds to Metro One will be $______ and the total proceeds to the selling shareholders will be $______. The underwriters will severally agree that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by Metro One and the selling shareholders.

                                                                                TOTAL WITH FULL EXERCISE
                                                    TOTAL WITHOUT EXERCISE OF      OF OVER-ALLOTMENT
                                        PER SHARE     OVER-ALLOTMENT OPTION              OPTION
                                        ---------   -------------------------   ------------------------
Metro One.............................   $                   $                           $
Selling shareholders..................   $                   $                           $
                                         -------             -------                     -------
    Total.............................                       $                           $

Metro One and the selling shareholders estimate that their portions of the total expenses of the offering, excluding the underwriting discount, will be approximately $______ for Metro One and $______ for the selling shareholders as a group.

Metro One and the selling shareholders will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.


Metro One, its officers and directors and the selling shareholders will agree to a 90-day "lock up" with respect to all shares of common stock that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, subject to certain exceptions, for a period of 90 days following the date of this prospectus, Metro One and such persons may not offer, sell, pledge or otherwise dispose of these Metro One securities without the prior written consent of CIBC World Markets Corp.


Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

  - Stabilizing transactions--The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed the specified maximum.

  - Over-allotments and syndicate covering transactions--The underwriters may create a short position in the shares by selling more shares than are set forth on the cover page of this prospectus. If a short position is created in connection with the offering, the representatives may engage in syndicate covering transactions by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option.

  - Penalty bids--If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

  - Passive market making--Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of such transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither Metro One nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.


CIBC World Markets Corp. or its affiliates have provided and may in the future provide investment banking or other financial services to Metro One in the ordinary course of business. In consideration for such services performed to date, CIBC World Markets Corp. or its affiliates have received customary fees and expenses.



Some of the shareholders who participated in our convertible secured note financing in 1994 have a right of first refusal on future sales of our stock, including the shares to be sold by us in this offering. We have reserved 147,963 shares for sale to them at the public offering price. Any reserved shares not purchased by them will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. The underwriters will not receive any underwriting discounts from the sale of shares under this right of first refusal.

                                 LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Heller Ehrman White & McAuliffe, Los Angeles, California, counsel to Metro One. Certain legal matters will be passed upon for the underwriters by Latham & Watkins, Costa Mesa, California, counsel to the underwriters.

                                    EXPERTS


The financial statements as of December 31, 1997 and 1998 and September 30, 1999 and for each of the three years in the period ended December 31, 1998 and for the nine months in the period ended September 30, 1999, either included or incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report included and incorporated by reference herein and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                      WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our filings are available to the public over the Internet at the SEC's web site at "http://www.sec.gov." You can read and copy any document that we file with the SEC at the following SEC public reference facilities:

Public Reference Room        New York Regional Office     Chicago Regional Office
450 Fifth Street, N.W.       7 World Trade Center         Citicorp Center
Room 1024                    Suite 1300                   500 West Madison Street
Washington, D.C. 20549       New York, NY 10048           Suite 1400
                                                          Chicago, IL 60661

You can also obtain copies of the documents at prescribed rates by writing to the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the SEC's public reference facilities. You also can inspect copies of our filings at The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus. Information that we later file with the SEC will automatically update and supersede this information.

We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

  - Our Annual Report on Form 10-K for the year ended December 31, 1998;

  - Our Amendment to Annual Report on Form 10-K/A for the year ended December 31, 1998;

  - Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

  - Our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999;

  - Our Current Report on Form 8-K filed July 1, 1999;

  - Our Quarterly Report on Form 10-Q for the quarter ended September 30, 1999; and

  - The description of our common stock contained in our Registration Statement on Form 8-A, filed with the Commission on October 19, 1995.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

       Metro One Telecommunications, Inc.
       11200 Murray Scholls Place
       Beaverton, Oregon 97007
       Telephone: (503) 643-9500
       Attention: Investor Relations

This prospectus is part of a registration statement that we filed with the SEC. This prospectus does not contain all of the information included in the registration statement. We have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement, including its exhibits and schedules.

                             *      *      *      *

Metro One has authorized no one to provide you with any information that differs from that contained in this prospectus. Accordingly, you should not rely on any information that is not contained in this prospectus. Metro One is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

                         INDEX TO FINANCIAL STATEMENTS

METRO ONE TELECOMMUNICATIONS, INC.


                                                                PAGE
                                                              --------
Independent Auditors' Report................................    F-2

Statements of Operations for the years ended December 31,
  1996, 1997 and 1998 and the nine months ended
  September 30, 1998 (unaudited) and 1999...................    F-3

Balance Sheets as at December 31, 1997 and 1998 and
  September 30, 1999........................................    F-4

Statements of Shareholders' Equity for years ended
  December 31, 1996, 1997 and 1998 and the nine months ended
  September 30, 1999........................................    F-5

Statements of Cash Flows for the years ended December 31,
  1996, 1997 and 1998 and the nine months ended
  September 30, 1998 (unaudited) and 1999...................    F-6

Notes to Financial Statements...............................    F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Metro One Telecommunications, Inc.
Beaverton, Oregon


We have audited the accompanying balance sheets of Metro One Telecommunications, Inc. as of December 31, 1997 and 1998 and September 30, 1999 and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998 and for the nine months in the period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, such financial statements present fairly, in all respects, the financial position of Metro One Telecommunications, Inc. as of December 31, 1997 and 1998 and September 30, 1999 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 and for the nine months in the period ended September 30, 1999 in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP


Portland, Oregon
October 29, 1999

                       METRO ONE TELECOMMUNICATIONS, INC.

                            STATEMENTS OF OPERATIONS

                                                                                  NINE MONTHS ENDED
                                                  YEARS ENDED DECEMBER 31,          SEPTEMBER 30,
                                               ------------------------------   ----------------------
                                                 1996       1997       1998        1998         1999
                                               --------   --------   --------   -----------   --------
(IN THOUSANDS, EXCEPT PER SHARE DATA)                                           (UNAUDITED)
Revenues.....................................  $17,834    $26,090    $45,139      $31,280     $52,113
                                               -------    -------    -------      -------     -------
Costs and expenses:
  Direct operating...........................    8,334     13,017     23,107       16,104      30,481
  General and administrative.................    7,615     11,702     18,334       13,099      19,795
                                               -------    -------    -------      -------     -------
                                                15,949     24,719     41,441       29,203      50,276
                                               -------    -------    -------      -------     -------
Income from operations.......................    1,885      1,371      3,698        2,077       1,837
Other income (expense).......................     (109)       408        289          248         112
Interest and loan fees.......................     (569)      (334)      (309)        (255)       (425)
                                               -------    -------    -------      -------     -------
Income before income taxes...................    1,207      1,445      3,678        2,070       1,524
Income tax expense...........................       41         13         75           44          60
                                               -------    -------    -------      -------     -------
Net income...................................  $ 1,166    $ 1,432    $ 3,603      $ 2,026     $ 1,464
                                               =======    =======    =======      =======     =======
Income per common share
  Basic......................................  $  0.13    $  0.13    $  0.33      $  0.18     $  0.13
  Diluted....................................  $  0.12    $  0.13    $  0.32      $  0.18     $  0.12

        The accompanying notes are an integral part of these statements.

                       METRO ONE TELECOMMUNICATIONS, INC.

                                 BALANCE SHEETS

                                                                 DECEMBER 31,       SEPTEMBER 30,
                                                              -------------------   --------------
                                                                1997       1998          1999
(IN THOUSANDS)                                                --------   --------   --------------
                                              ASSETS
Current assets:
  Cash and cash equivalents.................................  $  8,554   $  6,063       $ 3,491
  Short-term investments....................................        --      1,507           400
  Accounts receivable.......................................     4,629      7,428         8,700
  Prepaid costs and other current assets....................       694        766         1,032
                                                              --------   --------       -------
    Total current assets....................................    13,877     15,764        13,623
Furniture, fixtures and equipment, net......................    14,632     19,982        33,660
Other assets................................................       616        565           817
                                                              --------   --------       -------
                                                              $ 29,125   $ 36,311       $48,100
                                                              ========   ========       =======

                               LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  1,302   $  1,501       $ 2,245
  Accrued liabilities.......................................       992      1,992         2,731
  Accrued payroll and related costs.........................     1,023      1,852         2,427
  Line of credit payable....................................        --      1,400            --
  Current portion of capital lease obligations..............       638        365           193
  Current portion of long-term debt.........................        78        240         2,525
                                                              --------   --------       -------
    Total current liabilities...............................     4,033      7,350        10,121
  Capital lease obligations.................................       548        103            41
  Long-term debt............................................       868        616         6,439
                                                              --------   --------       -------
                                                                 5,449      8,069        16,601
                                                              --------   --------       -------
Commitments and contingencies...............................        --         --            --

Shareholders' equity:
Preferred stock, no par value; 10,000 shares authorized, no
  shares issued or outstanding..............................        --         --            --
Common stock, no par value; 50,000 shares authorized,
  10,926, 11,188 and 11,410 shares issued and outstanding as of December 31, 1997 and 1998 and September 30, 1999,
  respectively..............................................    37,514     38,477        40,270
Accumulated deficit.........................................   (13,838)   (10,235)       (8,771)
                                                              --------   --------       -------
Shareholders' equity........................................    23,676     28,242        31,499
                                                              --------   --------       -------
                                                              $ 29,125   $ 36,311       $48,100
                                                              ========   ========       =======

        The accompanying notes are an integral part of these statements.

                       METRO ONE TELECOMMUNICATIONS, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                    SHAREHOLDERS' EQUITY
                                                     --------------------------------------------------
                                                        COMMON STOCK
                                                     -------------------   (ACCUMULATED   SHAREHOLDERS'
                                                      SHARES     AMOUNT      DEFICIT)        EQUITY
(IN THOUSANDS)                                       --------   --------   ------------   -------------
Balances at January 1, 1996........................    7,937    $19,711      $(16,436)       $ 3,275

Common stock issued in public offering.............    1,675     12,515            --         12,515
Stock options/warrants exercised, net..............      819      2,625            --          2,625
Conversion of long-term debt to common stock.......      262      1,400            --          1,400
Net income.........................................       --         --         1,166          1,166
                                                      ------    -------      --------        -------
Balances at December 31, 1996......................   10,693     36,251       (15,270)        20,981

Stock options/warrants exercised, net..............      183        993            --            993
Stock issued for legal settlement..................       50        270            --            270
Net income.........................................       --         --         1,432          1,432
                                                      ------    -------      --------        -------
Balances at December 31, 1997......................   10,926     37,514       (13,838)        23,676

Stock options/warrants exercised, net..............      262        963            --            963
Net income.........................................       --         --         3,603          3,603
                                                      ------    -------      --------        -------
Balances at December 31, 1998......................   11,188     38,477       (10,235)        28,242

Stock options/warrants exercised, net..............      222      1,793            --          1,793
Net income.........................................       --         --         1,464          1,464
                                                      ------    -------      --------        -------
Balances at September 30, 1999.....................   11,410    $40,270      $ (8,771)       $31,499
                                                      ======    =======      ========        =======


        The accompanying notes are an integral part of these statements.

                       METRO ONE TELECOMMUNICATIONS, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                NINE MONTHS ENDED
                                                YEARS ENDED DECEMBER 31,          SEPTEMBER 30,
                                             ------------------------------   ----------------------
                                               1996       1997       1998        1998         1999
                                             --------   --------   --------   -----------   --------
(IN THOUSANDS)                                                                (UNAUDITED)
Cash flows from operating activities:
  Net income...............................  $ 1,166    $  1,432   $  3,603     $ 2,026     $  1,464
  Adjustments to reconcile net income to
    net cash provided by operating
    activities:
    Depreciation and amortization..........    1,322       2,263      3,774       2,706        4,293
    Loss on disposal of fixed assets.......      151          81         73          32           48
    Deferred income taxes..................      (33)        (12)       (42)        (23)          (8)
  Changes in certain assets and
    liabilities:
    Accounts receivable....................     (105)     (1,906)    (2,799)       (830)      (1,272)
    Prepaid expenses and other assets......      (73)       (238)       (91)       (103)        (600)
    Accounts payable, accrued liabilities
      and payroll costs....................      484       1,673      2,028       1,457        2,058
                                             -------    --------   --------     -------     --------
      Net cash provided by operating
        activities.........................    2,912       3,293      6,546       5,265        5,983
                                             -------    --------   --------     -------     --------
Cash flows from investing activities:
  Capital expenditures.....................   (3,408)    (10,096)    (9,085)     (5,371)     (17,929)
  Purchase of short-term investments.......       --          --     (1,507)         --           --
  Sale of short-term investments...........       --          --         --          --        1,107
                                             -------    --------   --------     -------     --------
      Net cash used in investing
        activities.........................   (3,408)    (10,096)   (10,592)     (5,371)     (16,822)
                                             -------    --------   --------     -------     --------
Cash flows from financing activities:
  Net proceeds from line of credit.........       --          --      1,400          --       (1,400)
  Proceeds from issuance of debt...........    1,121         946         --          --        9,250
  Repayment of debt........................   (1,867)         --        (90)        (22)      (1,142)
  Repayment of capital lease obligations...     (910)       (719)      (718)       (643)        (234)
  Proceeds from issuance of common stock
    and exercise of warrants and options...    2,625         993        963         465        1,793
  Proceeds from initial public offering of
    common stock, net of expenses..........   12,515          --         --          --           --
                                             -------    --------   --------     -------     --------
      Net cash provided by (used in)
        financing activities...............   13,484       1,220      1,555        (200)       8,267
                                             -------    --------   --------     -------     --------
Net increase (decrease) in cash and cash
  equivalents..............................   12,988      (5,583)    (2,491)       (306)      (2,572)
Cash and cash equivalents, beginning of
  period...................................    1,149      14,137      8,554       8,554        6,063
                                             -------    --------   --------     -------     --------
Cash and cash equivalents, end of period...  $14,137    $  8,554   $  6,063     $ 8,248     $  3,491
                                             =======    ========   ========     =======     ========

        The accompanying notes are an integral part of these statements.

                       METRO ONE TELECOMMUNICATIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS


            (UNAUDITED FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998)


1.  SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS. We provide enhanced directory assistance services to telecommunications carriers and their customers. Revenues are derived principally through fees charged to telecommunications carriers. We operate call centers located in many metropolitan areas throughout the United States.

CASH AND CASH EQUIVALENTS. Cash and cash equivalents include cash deposits in banks and highly liquid investments with original maturity dates of less than three months.

SHORT-TERM INVESTMENTS. Short-term investments include highly liquid investments such as money market instruments with original maturity dates of three months to one year. We classify our investments as "held-to-maturity" and accordingly record these investments at cost, which approximates fair value.

REVENUE RECOGNITION. Under existing contracts with telecommunications carriers, we record revenue for the number of calls processed. Revenue is recognized as services are provided.

MAJOR CUSTOMERS. In each of the years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1998 and 1999, twelve customers accounted for substantially all revenue reported and accounts receivable. Our three largest customers accounted for approximately 28%, 26% and 22% of revenue in 1996. Our four largest customers accounted for approximately 25%, 24%, 17% and 16% of revenue in 1997. Our five largest customers accounted for approximately 38%, 18%, 17%, 12% and 11% of revenue in 1998. Our five largest customers accounted for approximately 37%, 19%, 14%, 14% and 12% of revenue during the nine months ended September 30, 1998, and our four largest customers accounted for approximately 42%, 30%, 12% and 12% of revenue during the nine months ended September 30, 1999. Historically, we have not incurred significant losses related to our accounts receivable and accordingly, no allowance for uncollectible accounts has been provided.

FURNITURE, FIXTURES AND EQUIPMENT. Furniture, fixtures and equipment are stated at cost and are depreciated over their estimated useful lives of three to seven years using the straight-line method. Leasehold improvements are amortized over the lesser of the remaining lease term or the useful life. Expenses for repairs and maintenance are expensed as incurred. Capital lease assets were $2,792,000, $1,323,000 and $1,184,000 at December 31, 1997 and 1998 and September 30, 1999,
respectively. Accumulated amortization for capital leases is included in accumulated depreciation. In the event that facts and circumstances indicate that the cost of furniture, fixtures and equipment may be impaired, an evaluation of recoverability would be performed and the asset's carrying amount would be reduced to market value or discounted cash flow value.

PATENTS AND TRADEMARKS. Patents, patents pending and trademarks are included in other assets and are carried at cost less accumulated amortization. Costs are amortized over the estimated useful lives of the related assets of three to ten years. In the event that facts and circumstances indicate that the cost of patents or trademarks may be impaired, an evaluation of recoverability would be performed and the asset's carrying amount would be reduced to market value or discounted cash flow value.

FAIR VALUE OF FINANCIAL INSTRUMENTS. The carrying value of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued liabilities and line of credit payable approximate fair value due to the short-term maturities of these assets and liabilities.

                       METRO ONE TELECOMMUNICATIONS, INC.

            (UNAUDITED FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998)


1.  SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that effect reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the fiscal year. Actual results could differ from those estimates.

COMMITMENTS AND CONTINGENCIES. We are party to various legal actions and administrative proceedings arising in the ordinary course of business. We believe the disposition of these matters will not have a material adverse effect on our financial position, results of operations or cash flows.


RECLASSIFICATION. Certain balances in the 1996, 1997 and 1998 financial statements have been reclassified to conform with 1999 presentations. Such reclassifications had no effect on results of operations or accumulated deficit.


2.  FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment by major classification are summarized as follows:

                                                   DECEMBER 31,       SEPTEMBER 30,
                                                -------------------   --------------
                                                  1997       1998          1999
(IN THOUSANDS)                                  --------   --------   --------------
Equipment.....................................  $16,409    $22,824       $ 36,390
Furniture and fixtures........................    2,403      3,536          5,823
Leasehold improvements........................      912      1,634          3,308
                                                -------    -------       --------
                                                 19,724     27,994         45,521
Accumulated depreciation and amortization.....   (5,092)    (8,012)       (11,861)
                                                -------    -------       --------
                                                $14,632    $19,982       $ 33,660
                                                =======    =======       ========

3.  LONG-TERM DEBT

Long-term debt consisted of the following:

                                                   DECEMBER 31,       SEPTEMBER 30,
                                                -------------------   --------------
                                                  1997       1998          1999
(IN THOUSANDS)                                  --------   --------   --------------
Secured Equipment Line........................       --         --          7,214
Secured Equipment Financing Loan..............       --         --          1,750
Secured Term Loan.............................  $   946    $   856       $     --
Current portion...............................      (78)      (240)        (2,525)
                                                -------    -------       --------
Long-term debt................................  $   868    $   616       $  6,439
                                                =======    =======       ========

                       METRO ONE TELECOMMUNICATIONS, INC.

            (UNAUDITED FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998)


3.  LONG-TERM DEBT (CONTINUED)
LOAN AGREEMENTS. In April 1999, we entered into a new loan agreement with a commercial bank that replaced prior agreements. The loan agreement consists of a $10 million Revolving Line of Credit plus an Equipment Line under which we may borrow up to $7.5 million to finance purchases of capital equipment. Total borrowings under the two lines cannot exceed $15 million in the aggregate. The Revolving Line of Credit expires in April 2001 and advances under the Equipment Line are available through April 2000. Availability under the loan agreement may be subject to borrowing base requirements and requires compliance with loan covenants. Under the terms of the loan agreement, outstanding borrowings bear interest at the prime rate (8.25 percent at September 30, 1999) and all of our assets are pledged as collateral, except for assets previously pledged under existing financing and lease agreements and assets that may be pledged pursuant to purchase money agreements. The agreement contains minimum net worth, working capital and profitability requirements as well as certain other restrictive covenants and prohibits the payment of cash dividends exceeding 10% of our tangible net worth. As of September 30, 1999, we did not meet one of the financial ratio requirements under this agreement, however we have received a waiver of this requirement for the third quarter of 1999 from our bank. As of September 30, 1999, we had no borrowings against the Revolving Line of Credit and $7.2 million in borrowings against the Equipment Line. This loan bears an interest rate that approximates current market rates; thus, the recorded value of this loan is considered to be at fair value.

In September 1999, we entered into a new loan agreement with an equipment financing lender. The loan agreement provides us with $10 million of borrowing capacity to fund the expansion of our call center network and for other equipment needs. The agreement provides for fixed or floating rate options and all assets purchased pursuant to the agreement are pledged as collateral. Borrowings under the agreement have a term of 48 months, and prepayment of outstanding borrowings is allowable 12 months after the funding date. As of September 30, 1999, we had $1.8 million in borrowings against this facility, bearing interest at a fixed rate of 8.77%. This interest rate approximates current market rates; thus, the recorded value of this loan is considered to be at fair value.

At December 31, 1998, we had in place a $6 million Secured Operating Line of Credit with a commercial bank. Under the terms of the agreement, outstanding borrowings bore interest at prime rate plus 0.25 percent and all of our assets were pledged as collateral. The agreement contained minimum net worth and working capital requirements as well as certain other restrictive covenants, as defined by the agreement, and prohibited the payment of cash dividends. At December 31, 1998, we had $1.4 million in borrowings against this line of credit. In addition, we had a credit facility under which we could borrow up to $2 million to finance purchases of capital equipment. Borrowings bore interest at the prime rate plus 0.50 percent and were secured by the purchased equipment. At December 31, 1998, we had no borrowings against this credit facility.

In 1997, we entered into a $1 million Secured Term Loan agreement with a commercial bank. Under the terms of the agreement, outstanding borrowings bore interest at prime rate plus 0.5 percent. The terms of the loan called for an 18-month interest only accumulation period through August 1998 followed by 42 monthly payments of approximately $27,000 for principal and interest. The agreement contained minimum net worth and working capital requirements as well as certain other restrictive covenants and prohibited the payment of cash dividends. We had $946,000 and $856,000 in borrowings against this credit facility at December 31, 1997 and 1998, respectively. This loan bore an interest rate

                       METRO ONE TELECOMMUNICATIONS, INC.

            (UNAUDITED FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998)


3.  LONG-TERM DEBT (CONTINUED)
that approximated current market rates; thus, the recorded value of this loan was considered to be at fair value.

Aggregate long-term debt payments are scheduled to be $0.6 million for the three months ended December 31, 1999, $2.5 million in 2000, $2.6 million in 2001, $2.5 million in 2002 and $0.7 million in 2003.

4.  LEASE OBLIGATIONS


We lease operating facilities and equipment under operating leases with unexpired terms of one to ten years. Rental expense for operating leases was approximately $942,000, $1,388,000 and $2,091,000 for the years ended December 31, 1996, 1997 and 1998, respectively. Rental expense for operating leases was approximately $1,519,000 and $2,374,000 for the nine months ended September 30, 1998 and 1999, respectively.


Minimum annual rentals for the five years subsequent to September 30, 1999 and in the aggregate thereafter are as follows:

(IN THOUSANDS)
TWELVE MONTHS
ENDED SEPTEMBER 30,                               CAPITAL LEASES   OPERATING LEASES
-------------------                               --------------   ----------------
2000............................................        214              3,838
2001............................................         42              3,451
2002............................................         --              3,115
2003............................................         --              2,607
2004............................................         --              1,846
Thereafter......................................         --              2,930
                                                      -----            -------
Total minimum lease payments....................        256            $17,787
                                                                       =======
Less interest portion at rates of 16.7% to
  20.7%.........................................        (22)
                                                      -----
Present value of net minimum lease payments,
  capital leases................................        234
Portion due within one year.....................       (193)
                                                      -----
Long-term portion...............................      $  41
                                                      =====

5.  SHAREHOLDERS' EQUITY

PREFERRED STOCK. We have authorized 10,000,000 shares of preferred stock for issuance. Our board of directors has the power to issue one or more series of preferred shares and the authority to fix and determine the rights and preferences of such shares. No preferred shares were issued or outstanding as of September 30, 1999.

COMMON STOCK OPTIONS AND WARRANTS. We have a Stock Incentive Plan (the "Plan"), approved by the shareholders, which provides for the award of incentive stock options to key employees and the award

                       METRO ONE TELECOMMUNICATIONS, INC.

            (UNAUDITED FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998)


5.  SHAREHOLDERS' EQUITY (CONTINUED)

of non-qualified stock options, stock sales and grants to employees, outside directors, independent contractors and consultants. As of September 30, 1999, 2,300,000 shares of common stock were reserved for issuance under the Plan. It is intended that the Plan will be used principally to attract and retain key employees.

The option price per share of an incentive stock option may not be less than the fair market value of a share of common stock as of the date such option is granted. The option price per share of a non-qualified stock option may be at any price established by the board of directors or a committee thereof established for purposes of administering the plan. Options become exercisable at the times and subject to the conditions prescribed by the board of directors. Generally, options vest over a period of four years and the term of each option may not exceed ten years. Payment for shares purchased pursuant to options may be made in cash or by delivery of shares of common stock having a market value equal to the exercise price of the options.

In 1999, our shareholders approved the Metro One Telecommunications, Inc. 1999 Employee Stock Purchase Plan (the "ESPP"). The purpose of the ESPP is to attract and retain qualified employees essential to our success, and to provide such persons with an incentive to perform in our best interests. As of September 30, 1999, 150,000 shares of common stock were reserved for issuance under the ESSP.

We have elected to continue to account for stock options according to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized for this plan in the financial statements. If compensation cost on stock options granted under this plan had been determined based on the fair value of the options granted as of the grant date in a method consistent with that described in Statement of Financial Accounting Standards No. 123, our net income and earnings per share would have been changed to the pro forma amounts indicated below for the years ended December 31, 1996, 1997, 1998 and the nine months ended September 30, 1998 and 1999:


                                                                              NINE MONTHS ENDED
                                              YEARS ENDED DECEMBER 31,          SEPTEMBER 30,
                                           ------------------------------   ----------------------
                                             1996       1997       1998        1998         1999
                                           --------   --------   --------   -----------   --------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                    (UNAUDITED)
Net income, as reported..................   $1,166     $1,432     $3,603       $2,026      $1,464
Diluted earnings per share, as
  reported...............................     0.12       0.13       0.32         0.18        0.12

Net income, pro forma....................      944      1,048      3,311        1,883         978
Diluted earnings per share, pro forma....     0.10       0.10       0.29         0.17        0.08


The pro forma amounts may not be indicative of the effects on reported net income for future periods due to the effect of options vesting over a period of years and the awarding of stock compensation in future years.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in the years ended December 31, 1996, 1997 and 1998, respectively: dividend yield of 0 for all years; risk-free interest rates of 6.3, 5.7 and 4.5 percent; expected volatility of 46.5, 55.3 and 66.6 percent; and expected life of 4.0 for all years. The following assumptions were used for grants in the nine months ended September 30, 1998 and 1999,

                       METRO ONE TELECOMMUNICATIONS, INC.

            (UNAUDITED FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998)


5.  SHAREHOLDERS' EQUITY (CONTINUED)
respectively: dividend yield of 0 for both periods; risk-free interest rates of
4.5 and 5.9 percent; expected volatility of 66.6 and 73.6 percent; and expected life of 4.0 for both periods.

A summary of the status of our stock option plan for the years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1998 and 1999 and changes during the periods ending on those dates is presented below.


                                               YEAR ENDED             YEAR ENDED             YEAR ENDED
                                           DECEMBER 31, 1996      DECEMBER 31, 1997      DECEMBER 31, 1998
                                          --------------------   --------------------   --------------------
                                                     WEIGHTED-              WEIGHTED-              WEIGHTED-
                                                      AVERAGE                AVERAGE                AVERAGE
                                                     EXERCISE               EXERCISE               EXERCISE
                                           SHARES      PRICE      SHARES      PRICE      SHARES      PRICE
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)  --------   ---------   --------   ---------   --------   ---------
Outstanding at beginning of year....        1,103     $ 8.05       1,291      $8.55       1,454     $ 8.58
Granted.............................          189      11.48         262       8.57         407      10.07
Exercised...........................           --         --         (71)      8.05         (62)      8.07
Forfeited...........................           (1)      8.05         (28)      8.40         (34)     11.82
                                           ------     ------      ------      -----      ------     ------
Outstanding at end of year..........        1,291     $ 8.55       1,454      $8.58       1,765     $ 8.88
                                           ------     ------      ------      -----      ------     ------
Options exercisable at year-end.....          950                  1,183                  1,244
Weighted-average fair value of options
  granted during the year...........       $ 5.09                 $ 3.15                 $ 4.37



                                                    NINE MONTHS ENDED      NINE MONTHS ENDED
                                                    SEPTEMBER 30, 1998     SEPTEMBER 30, 1999
                                                   --------------------   --------------------
                                                              WEIGHTED-              WEIGHTED-
                                                               AVERAGE                AVERAGE
                                                              EXERCISE               EXERCISE
                                                    SHARES      PRICE      SHARES      PRICE
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)           --------   ---------   --------   ---------
Outstanding at beginning of year.................    1,454     $ 8.58       1,765     $ 8.88
Granted..........................................       84       8.51          24      13.03
Exercised........................................       --         --        (222)      8.07
Forfeited........................................      (28)     12.46         (28)     12.15
                                                    ------     ------      ------     ------
Outstanding at end of year.......................    1,510     $ 8.51       1,539     $ 9.01
                                                    ======     ======      ======     ======
Options exercisable at year-end..................    1,245                  1,153
Weighted-average fair value of options
  granted during the year........................   $ 2.73                 $ 6.70

                       METRO ONE TELECOMMUNICATIONS, INC.

            (UNAUDITED FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998)


5.  SHAREHOLDERS' EQUITY (CONTINUED)
The following table summarizes information about stock options outstanding and exercisable under the Plan at September 30, 1999:


                                        OUTSTANDING
                            -----------------------------------        EXERCISABLE
                                         WEIGHTED-                ---------------------
(IN THOUSANDS, EXCEPT PER                 AVERAGE     WEIGHTED-               WEIGHTED-
     SHARE AMOUNTS)                      REMAINING     AVERAGE                 AVERAGE
                            NUMBER OF   CONTRACTUAL   EXERCISE    NUMBER OF   EXERCISE
RANGE OF EXERCISE PRICES     OPTIONS    LIFE (YRS)      PRICE      OPTIONS      PRICE
------------------------    ---------   -----------   ---------   ---------   ---------
  $        8.05 -  8.05         814         5.89       $ 8.05         814      $ 8.05
  $        8.50 - 14.00         725         8.54       $10.08         339      $10.11
  ---------------------       -----         ----       ------       -----      ------
  $        8.05 - 14.00       1,539         7.14       $ 9.01       1,153      $ 8.66
  =====================       =====         ====       ======       =====      ======


At December 31, 1997, there were outstanding warrants to purchase 114,000 shares of common stock. The warrants were fully exercisable at a price of $2.31 per share, and were exercised on various dates through February 1998. At December 31, 1997, there was an outstanding option to purchase 86,000 shares of common stock. This option was granted prior to the adoption of the Plan, was fully exercisable at a price of $2.31 per share, and was exercised in September 1998.

6.  RELATED PARTIES

We have entered into various capital lease arrangements for furniture, fixtures and equipment with a company owned by a shareholder (non-officer/director) of the Company. These leases bear interest at rates ranging from 16.7% to 20.7% and expire in 2001. Minimum capital lease obligations to this related party totaled $740,000, $533,000 and $256,000 at December 31, 1997 and 1998 and September 30,
1999, respectively.

7.  OTHER INCOME (EXPENSE)

Included in other income (expense) are certain items that do not relate directly to current ongoing business activity. For the year ended December 31, 1996, other expense consisted primarily of estimated litigation settlement expenses of $280,000; loss on asset dispositions of $151,000; and interest income of $288,000. For the year ended December 31, 1997, other income consisted primarily of estimated litigation settlement expenses of $61,000; loss on asset dispositions of $81,000; and interest income of $569,000. For the year ended December 31, 1998, other income consisted primarily of loss on asset dispositions of $73,000 and interest income of $365,000. For the nine months ended September 30, 1998, other income consisted primarily of loss on asset dispositions of $32,000 and interest income of $283,000. For the nine months ended September 30, 1999, other income consisted primarily of loss on asset dispositions of $49,000 and interest income of $159,000.

                       METRO ONE TELECOMMUNICATIONS, INC.

            (UNAUDITED FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998)


8.  INCOME TAXES

The components of income tax expense are as follows:

                                                    YEARS ENDED                 NINE MONTHS ENDED
                                                    DECEMBER 31,                  SEPTEMBER 30,
                                           ------------------------------   -------------------------
                                             1996       1997       1998        1998            1999
                                           --------   --------   --------   -----------      --------
(IN THOUSANDS)                                                              (UNAUDITED)
Current:
  Federal................................    $ 33       $ 12       $ 42         $ 23           $ 8
  State..................................      41         13         75           44            60
                                             ----       ----       ----         ----           ---
                                               74         25        117           67            68
                                             ----       ----       ----         ----           ---
Deferred:
  Federal................................     (33)       (12)       (42)         (23)           (8)
  State..................................      --         --         --           --            --
                                             ----       ----       ----         ----           ---
Total tax expense........................    $ 41       $ 13       $ 75         $ 44           $60
                                             ====       ====       ====         ====           ===

At December 31, 1997 and 1998 and September 30, 1999 the significant components of deferred tax assets and liabilities are as follows:

                                                   DECEMBER 31,       SEPTEMBER 30,
                                                -------------------   --------------
                                                  1997       1998          1999
(IN THOUSANDS)                                  --------   --------   --------------
Deferred tax liability:
  Tax depreciation in excess of book..........  $ 1,042    $ 1,487        $ 2,391
Deferred tax asset:
  Net operating loss carryforwards............    5,986    $ 5,102        $ 6,002
  Expenses not currently deductible...........      179        176            235
  Tax credit carryforwards....................       61        113            124
                                                -------    -------        -------
  Gross deferred tax assets...................    6,226      5,391          6,361
  Valuation allowance.........................   (5,139)    (3,817)        (3,875)
                                                -------    -------        -------
  Deferred tax assets.........................    1,087      1,574          2,486
                                                -------    -------        -------
  Net deferred tax asset......................  $    45    $    87        $    95
                                                =======    =======        =======

During 1997 and 1998 and the first nine months of 1999, we reduced our deferred tax valuation allowance to reflect deferred tax assets used to reduce current year income taxes. Our quarterly and annual operating results have in the past and may in the future vary significantly depending on factors such as changes in the telecommunications market, the addition or expiration of contracts, increased competition, changes in pricing policies by us or our competitors, lengthy sales cycles, lack of market acceptance or delays in the introduction of new versions of our product or features, the timing of the initiation of wireless services or their acceptance in new market areas by telecommunications customers, the timing and expense of the expansion of our national call center network, general economic conditions and other factors. Given the variability in operating results, we will continue to review the valuation allowance on a quarterly basis and make adjustments as appropriate.

                       METRO ONE TELECOMMUNICATIONS, INC.

            (UNAUDITED FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998)


8.  INCOME TAXES (CONTINUED)
At September 30, 1999, we had approximately $13.3 million of net operating loss carryforwards expiring during the years 2005 to 2010. Ownership changes as defined by section 382 of the Internal Revenue Code could limit the amount of net operating loss carryforwards used in any one year or in the aggregate.

The difference between taxes calculated at the statutory federal and state tax rates and the effective combined rates for the years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1998 and 1999 is as follows:

                                                   YEARS ENDED                       NINE MONTHS ENDED
                                                   DECEMBER 31,                        SEPTEMBER 30,
                                       ------------------------------------      -------------------------
                                         1996          1997          1998           1998            1999
                                       --------      --------      --------      -----------      --------
                                                                                 (UNAUDITED)
Federal statutory rate:                  35.0%         35.0%         35.0%           35.0%          35.0%
State income taxes, net of federal
  benefit............................     5.0           2.6           3.9             3.9            4.5
Valuation allowance..................   (39.4)        (39.5)        (36.7)          (36.7)         (35.5)
Other................................     2.8           2.8          (0.1)           (0.1)          (0.1)
                                        -----         -----         -----           -----          -----
Effective tax rate...................     3.4           0.9           2.1             2.1            3.9
                                        =====         =====         =====           =====          =====

9.  EARNINGS PER SHARE

Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," requires dual presentation of basic and diluted earnings per share ("EPS"). Basic EPS is based on the weighted average number of common shares outstanding. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. There were no adjustments to net income for the calculation of both basic and diluted earnings per shares for all periods.

The calculation of weighted-average outstanding shares is as follows:

                                                        AVERAGE SHARES
                                    -------------------------------------------------------
                                                                       NINE MONTHS ENDED
                                       YEARS ENDED DECEMBER 31,          SEPTEMBER 30,
                                    ------------------------------   ----------------------
                                      1996       1997       1998        1998         1999
                                    --------   --------   --------   -----------   --------
(IN THOUSANDS)                                                       (UNAUDITED)
Weighted average common shares
  outstanding (used in computing
  Basic EPS)......................   9,152      10,820     11,063       11,039      11,383
Common stock equivalents..........     244         141        211          190         629
                                     -----      ------     ------       ------      ------

Weighted average common shares
  outstanding (used in computing
  Diluted EPS)....................   9,396      10,961     11,274       11,229      12,012
                                     =====      ======     ======       ======      ======

                       METRO ONE TELECOMMUNICATIONS, INC.

            (UNAUDITED FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998)


10.  BENEFIT PLANS

We have a deferred compensation savings plan for the benefit of our eligible employees. The plan permits certain voluntary employee contributions to be excluded from the employees' current taxable income under the provisions of Internal Revenue Code Section 401(k). Upon reaching the age of twenty-one, each employee becomes eligible to participate in the savings plan six months following the initial date of employment. The employee must also complete at least 500 hours of service in any twelve-month period. Under the plan, we can make discretionary contributions to the plan as approved by the board of directors.

Participants' interest in company contributions to the plan vest over a four-year period. We made contributions of approximately $11,000, $25,000 and $35,000 during 1996, 1997 and 1998, respectively, and $25,000 and $40,000 for the nine months ended September 30, 1998 and 1999, respectively.

11.  STATEMENT OF CASH FLOWS

Supplemental disclosure of Cash Flow information:

                                                 YEARS ENDED               NINE MONTHS ENDED
                                                 DECEMBER 31,                SEPTEMBER 30,
                                        ------------------------------   ----------------------
                                          1996       1997       1998        1998         1999
                                        --------   --------   --------   -----------   --------
(IN THOUSANDS)                                                           (UNAUDITED)
Cash paid for interest expense........   $  572      $318       $297         $246        $347
Cash paid for income taxes............       44        51         95           55          59
Equipment acquired by capital lease...      679        --         --           --          --
Conversion of debt into common
  stock...............................    1,400        --         --           --          --
Stock issued in settlement of
  litigation..........................       --       270         --           --          --

[Inside Back Cover]

Innovative Features
and Services


[Vignette of a portion of a telephone keypad surrounded by service and feature logos, as follows:]



[STARBACK-REGISTERED TRADEMARK- LOGO]
[CAPTION] StarBack allows callers to return to a live operator simply by pressing the star [Q] key at any time during a call.



[AUTOBACK-REGISTERED TRADEMARK- LOGO]
[CAPTION] AutoBack automatically returns the caller to a live operator or other options upon a busy signal or "ring-no-answer" or other common situations without pressing a single key.



[NUMBERBACK-REGISTERED TRADEMARK- LOGO]
[CAPTION] NumberBack sends the caller the called number simply by pressing the [#] key.



[LOCATIONPRO-TM- LOGO]
[CAPTION] LocationPro, under development, provides location-based services, including turn-by-turn driving directions.



[MESSAGEBACK-TM- LOGO]
[CAPTION] MessageBack delivers a caller's message to a desired party, and when configured with AutoBack, provides a convenient tool for ensuring communication.



[METRODEX-TM- LOGO]
[CAPTION] MetroDex, under development, allows callers to use their telephone or the Internet to access their personal or corporate contacts databases.



[PAGINGASSISTANT-TM- LOGO]
[CAPTION] PagingAssistant allows our operators to send customized alphanumeric messages on behalf of a caller.



[TELECONCIERGE LOGO]
[CAPTION] TeleConcierge provides a means of making advance restaurant reservations, and is being developed for use in a variety of other fulfillment-oriented scenarios.

--------------------------------------------------------------------------------

                                     [LOGO]

                                   METRO ONE
                            TELECOMMUNICATIONS, INC.

                                2,067,500 SHARES

                                  COMMON STOCK

                                ----------------

                                   PROSPECTUS
                              -------------------

                                          , 1999

                               CIBC WORLD MARKETS

                           U.S. BANCORP PIPER JAFFRAY


                            NEEDHAM & COMPANY, INC.


          ------------------------------------------------------------

YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION THAT IS NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CURRENT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


Metro One will pay all expenses incident to the offering and sale to the public of the shares being registered, other than any commissions and discounts of underwriters, dealers or agents, any transfer taxes and the amounts allocated to the selling shareholders below. Such expenses are shown in the following table. All of the amounts shown are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq fee.



                                                                            SELLING
                                                              METRO ONE   SHAREHOLDERS
                                                              ---------   ------------
SEC registration fee........................................  $ 10,718         $354
NASD filing fee.............................................     4,339          144
Nasdaq fee..................................................    17,500           --
Printing and engraving expenses.............................   148,500        1,500
Legal fees and expenses.....................................   247,500        2,500
Accounting fees and expenses................................    50,000           --
Blue sky expenses...........................................     5,000           --
Transfer agent and registrar fees and expenses..............     3,000           --
Miscellaneous expenses......................................    13,443        1,502
                                                              --------     --------
  Total.....................................................  $500,000       $6,000
                                                              ========     ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

As an Oregon corporation, Metro One is subject to the Oregon Business Corporation Act ("OBCA") and the exculpation from liability and indemnification provisions contained therein. Pursuant to Section 60.047(2)(d) of the OBCA,
Article X of Metro One's Third Restated Articles of Incorporation (the "Articles") eliminates the liability of its directors to Metro One or its shareholders, except for any liability related to breach of the duty of loyalty, actions not in good faith and certain other liabilities.

Section 60.387 et seq. of the OBCA allows corporations to indemnify their directors and officers against liability where the director or officer has acted in good faith and with a reasonable belief that actions taken were in the best interests of the corporation or at least not adverse to the corporation's best interests and, if in a criminal proceeding, the individual had no reasonable cause to believe the conduct in question was unlawful. Under the OBCA, corporations may not indemnify against liability in connection with a claim by or in the right of the corporation but may indemnify against the reasonable expenses associated with such claims. Corporations may not indemnify against breaches of the duty of loyalty. The OBCA provides for mandatory indemnification of directors against all reasonable expenses incurred in the successful defense of any claim made or threatened whether or not such claim was by or in the right of the corporation. Finally, a court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances whether or not the director or officer met the good faith and reasonable belief standards of conduct set out in the statute.

The OBCA also provides that the statutory indemnification provisions are not deemed exclusive of any other rights to which directors or officers may be entitled under a corporation's articles of incorporation or bylaws, any agreement, general or specific action of the board of directors, vote of shareholders or otherwise.

Article X of the Articles requires Metro One to indemnify its directors and officers to the fullest extent not prohibited by law. The Bylaws of Metro One also require it to indemnify its directors and officers to the fullest extent permitted by the OBCA.

ITEM 16. EXHIBITS.

The following documents are filed herewith (unless otherwise indicated) and made a part of this registration statement.


EXHIBIT
NUMBER          DESCRIPTION OF EXHIBIT
-------         ----------------------
1.1..           Form of Underwriting Agreement
5.1..           Opinion of Heller Ehrman White & McAuliffe
23.1..          Consent of Deloitte & Touche LLP, Independent Auditors
23.2..          Consent of Counsel (included in Exhibit 5.1)
24.1..          Power of Attorney (included on page II-4)*


---------------------------


* Included in this registration statement as originally filed on October 22, 1999.


ITEM 17. UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) to include any prospectus required by Section 10(a)(3) Securities Act of 1933;

        (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

       (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(l)(i) and
             (a)(l)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or
             Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURE


Pursuant to the requirements of the Securities Act of 1933, Registrant has duly caused this Amendment No. 1 to Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in Beaverton, Oregon on November 1, 1999.



                                                       METRO ONE TELECOMMUNICATIONS, INC.

                                                       By            /s/ TIMOTHY A. TIMMINS
                                                           ------------------------------------------
                                                                       Timothy A. Timmins
                                                              PRESIDENT AND CHIEF EXECUTIVE OFFICER


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                   SIGNATURE                                      CAPACITY                  DATE
                   ---------                                      --------                  ----

                                                         President, Chief Executive
             /s/ TIMOTHY A. TIMMINS                      Officer and a Director
    ---------------------------------------              (Principal Executive         November 1, 1999
               Timothy A. Timmins                        Officer)

                                                         Senior Vice President and
         /s/ STEBBINS B. CHANDOR, JR.                    Chief Financial Officer
    ---------------------------------------              (Principal                   November 1, 1999
           Stebbins B. Chandor, Jr.                      Financial Officer)

             /s/ R. TOD HUTCHINSON                       Vice President, Finance
    ---------------------------------------              (Principal Accounting        November 1, 1999
               R. Tod Hutchinson                         Officer)

           /s/ A. JEAN DE GRANDPRE*
    ---------------------------------------              Chairman of the Board        November 1, 1999
              A. Jean de Grandpre

           /s/ WILLIAM D. RUTHERFORD*
    ---------------------------------------              Director                     November 1, 1999
             William D. Rutherford

              /s/ JAMES M. USDAN*
    ---------------------------------------              Director                     November 1, 1999
                 James M. Usdan



*By:                 /s/ TIMOTHY A. TIMMINS
             --------------------------------------
                       Timothy A. Timmins
                        ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


       EXHIBIT
       NUMBER                              DESCRIPTION OF EXHIBIT
---------------------                      ----------------------
1.1..................   Form of Underwriting Agreement
5.1..................   Opinion of Heller Ehrman White & McAuliffe
23.1.................   Consent of Deloitte & Touche LLP, Independent Accountants
23.2.................   Consent of Counsel (included in Exhibit 5.1)
24.1.................   Power of Attorney (included on page II-4)*


---------------------


*   Included in this registration statement as originally filed on October 22,
    1999